FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

1.	Æterna Zentaris’ Annual Report for the year ended December 31, 2007

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: April 2, 2008	By:	/s/Mario Paradis
Mario Paradis
Senior Vice President, Administrative and
Legal Affairs and Corporate Secretary

3

ANNUAL REPORT 2007

ÆTERNA ZENTARIS IS A

GLOBAL BIOPHARMACEUTICAL

COMPANY FOCUSED ON

ENDOCRINE THERAPY AND

ONCOLOGY, WITH PROVEN

EXPERTISE IN DRUG

DISCOVERY, DEVELOPMENT

AND COMMERCIALIZATION

ÆTERNA ZENTARIS INC.

(NASDAQ: AEZS, TSX: AEZ)

Please note that all amounts are in US dollars

ENDOCRINOLOGY
CETRORELIX
Lead endocrinology program in Phase 3 clinical trials for benign prostatic hyperplasia (BPH)
ONCOLOGY
AEZS-108
Lead oncology program in Phase 2 clinical trials for endometrial and ovarian cancer
A CLEAR AND FOCUSED STRATEGY

Corporate

JANUARY

•                  AEZS emerged as a pure-play biopharmaceutical company following the completion of the spin-off of our subsidiary, Atrium Biotechnologies (now known as Atrium Innovations)

MARCH

•                  Appointment of David J. Mazzo, PhD as President and CEO

MAY-AUGUST

•                 Appointment of three key executive management members:

•                  Ellen McDonald, MBA, SVP and Chief Business Officer

•                  Nicholas Pellicione, PhD, SVP, Regulatory Affairs and Quality Assurance

•                  Paul Blake, MD, SVP and Chief Medical Officer

•                 Appointment of Juergen Ernst as Chairman of the Board

OCTOBER

•                 Announcement of management’s new corporate strategy

DECEMBER

•                 Opening of new office in Warren, New Jersey

•                 Divestiture of our subsidiary Echelon Biosciences

2007

HIGHLIGHTS

Drug Development

CETRORELIX

•                  Initiation of North American Phase 3 clinical program in BPH

•                  Positive Phase 2a trial results in BPH (by partner Shionogi in Japan)

•                  Initiation of a Phase 2b trial in BPH (by partner Shionogi in Japan)

•                  Regained exclusive worldwide rights (ex-Japan) from Solvay for endometriosis indication

AEZS-108

•                 Initiation of Phase 2 trial in endometrial and ovarian cancer

OZARELIX

•                 Initiation of Phase 2b trial in BPH by partner Spectrum

PERIFOSINE

•                 Positive interim data for ongoing Phase 2 trial in advanced renal cell carcinoma by partner Keryx

•                 Positive Phase 1 and Phase 2 trial results for multiple cancers by partner Keryx

•                 Completion of patient recruitment for AEZS-sponsored European Phase 2 trial in NSCLC

MESSAGE

TO SHAREHOLDERS

David J. Mazzo, PhD President and CEO

In the Spring of 2007, I accepted the honor to lead the team at Æterna Zentaris as President and Chief Executive Officer. I have since come to regard the opportunity as a remarkable privilege. Very few companies our size offer such a rich, balanced and self-sustaining pipeline of innovative treatments. Innovation is what drives us and will continue to be the foundation on which we build benefit for patients and for you our shareholders. Furthermore, we represent a vibrant harmony of Canadian, European, and American cultures, and by virtue of wide-ranging yet profoundly focused competencies, we have charted a unique business path.

Company Evolution

In 2007, with the completion of the spin-off of our subsidiary Atrium Innovations, we fully realized our evolution into a research and development based, pure-play biopharmaceutical company. With a pipeline concentrated on urological and gynaecological benign and malignant diseases, we moved forward on the strength of promising late-stage products, increasingly valuable prospects for earlier-stage compounds, and a quickening sense of purpose in regard to the Company’s expectations. 2007 was a challenging year, a year marked by an important metamorphosis of both our corporate structure and business plan, readying us for the execution of the programs so key to our near- term success.

One of the key transformative steps we took in 2007 involved the engagement of three highly experienced executives to complement the skills that already exist at Æterna Zentaris. Ellen McDonald, MBA, was appointed Senior Vice President, Business Operations and Chief Business Officer. Nicholas J. Pelliccione, PhD, accepted the post of Senior Vice President, Regulatory Affairs and Quality Assurance, while Paul Blake, MD, assumed the position of Senior Vice President and Chief Medical Officer.

With combined experience of over fifty years in the industry, and having been actively involved in the launch and marketing of some fifty pharmaceutical products, these three executives bring proven leadership credentials and compelling track records to Æterna Zentaris. Our Company now possesses enviable international expertise of the highest level in clinical research, regulatory affairs, business development, pharmaceutical discovery, development and commercialization – vital assets for successful pre-launch activities for our lead compound, cetrorelix, as well as for the thrust of our entire pipeline.

A Year of “Firsts”

Our progress in 2007 involved a great deal of groundbreaking. For the first time, our team launched an international Phase 3 program for cetrorelix in BPH in the U.S. The first of our three planned trials in the program was launched early in the year. In addition, we conducted a rigorous review of our business operations, along with a market analysis of our pipeline portfolio and assigned the appropriate value and prioritization to each project. The result has given our stakeholders, partners, and the investment community a sharper image of our objectives as well as a clear understanding of our near-term priorities.

Another first for our company was the opening of an operations office in Warren, New Jersey. Since most major pharmaceutical companies have headquarters in the area, Æterna Zentaris is now a resident of what is known as “Pharma Alley.” As part of our strategy aimed at gaining more exposure in the United States, this step served to highlight the magnitude of benefits to be derived from alliances, business opportunities and potential new partnerships with leading pharmaceutical companies in the U.S. Our operations office in New Jersey also underlines the advantages of proximity to the world’s financial center. Wall Street will play an increasingly significant role in the future of Æterna Zentaris.

A year of firsts can exert widely varying effects upon an organization and its people. In our case, it has created a winning environment and a sense of a shared emergent destiny that, in due time, will prove fundamental to our success going forward.

Priority: Cetrorelix

The decision in 2007 to invest heavily in our lead compounds resulted most significantly in the launch of the Phase 3 clinical program for our flagship product candidate and lead value driver, cetrorelix. Targeting benign prostatic hyperplasia, cetrorelix is our number one priority in the short term as it has the potential to provide patients with a novel, more convenient treatment with less sexual side-effects as seen with current drugs on the market. With patient recruitment ongoing, we are working hard to complete enrollment in two efficacy and one safety trials, involving approximately 1,500 patients, by mid-2008 in both North America and Europe. We are on track to disclose our Phase 3 results in the second half of 2009, as stated last fall.

Cetrorelix represents a huge market opportunity as BPH affects more than a third of men over 50. The market is currently $1.4 billion in the U.S. alone and is expected to increase significantly over the next few decades with the aging baby-boomer population.

Moving Other Drugs through the Pipeline

We also have several additional promising compounds moving through the pipeline to later-stage development and eventual registration. Each of them carries the potential to contribute substantially to the success of our Company. For example, AEZS-108, targeting ovarian and endometrial cancers, advanced into Phase 2 clinical trials in Europe. This innovative compound is our highest earlier-stage priority; we consider its market opportunity comparable to one of the premier chemotherapy agents, doxorubicin. Furthermore, we initiated a Phase 1 trial with AEZS-112, a treatment for solid tumors and lymphoma, delivering on our promise of taking at least one pre-clinical compound into the clinical stage every year.

In addition to our own “in-house” development programs mentioned above, other compounds are being developed through established alliances with other biopharmaceutical companies. These form part of our strategy to minimize risk as well as have the potential to generate revenue through upfront and future milestone payments.

Ozarelix, partnered with Spectrum Pharmaceuticals, is currently in Phase 2b trials targeting BPH and prostate cancer. Perifosine and AEZS-127, compounds to treat multiple cancers, are partnered with Keryx Biopharmaceuticals and are in Phase 2 and the pre-clinical stage, respectively. AEZS-130, targeting growth hormone deficiency disorders, is in Phase 1 and partnered with Ardana.

Moving Forward

Clearly, our drug development programs made important progress in the last year as we launched no less than four clinical trials and disclosed positive Phase 1 and Phase 2 results for four compounds. In 2008, we will further advance our products through the pipeline and we expect to have three products – cetrorelix, ozarelix and perifosine – in Phase 3 trials.

On the financial side, we are mindful that the decline of our stock price in 2007 was obviously disappointing. Additionally, the structural changes that occurred at Æterna Zentaris in the early part of this year with the divestiture of Atrium Innovations and the resulting new business model for our Company, along with the arrival of a new management team, contributed to the uncertainty surrounding the Company and formed a basis for the explanation for this decline. Perhaps the most telling factor however, was that life sciences companies in general experienced a difficult year. Exacerbating the situation, investors markedly withdrew from small cap companies in the biopharmaceutical sector. As a result and at this point, I feel our Company is significantly undervalued and that our 2007 performance on the Exchanges did not reflect the successes we attained, nor our potential. We have on our side what all indications show to be unimpeachable science, and therefore a high probability of achieving optimal outcomes.

Accordingly, for the benefit of patients, our shareholders, and our employees, 2008 will be a year of perseverance and staying the course – a year when I am hopeful the external markets will finally begin to ascribe a value to our projects that truly reflects their intrinsic worth.

The foundation of our Company has always been the outstandingly skilled and dedicated people who have made Æterna Zentaris their home. I wish to thank them here for their contributions to our progress and immense potential.

We are daily mindful too of our reliance upon the shareholders of Æterna Zentaris, without whose trust none of our dreams could become reality. The timelines in biopharmaceutical research and development are long, the stakes high, the risks familiar. Our anticipated outcomes however, hold promise of generous and far-reaching reward. Thank you for your continued confidence. I ask you to remain patient as we weather the storm provided by the extremely turbulent and unpredictable recent markets. My promises to you as we embark on a new year are that we will deliver on our milestones, we will continue our excellence in science and we will continue to focus our efforts on getting to the finish line first with cetrorelix in BPH. I look forward to reporting on our progress in the year ahead.

David J. Mazzo, Ph.D.
President and CEO

ÆTERNA ZENTARIS’ PIPELINE ENCOMPASSES COMPOUNDS AT ALL STAGES OF DEVELOPMENT, FROM DRUG DISCOVERY THROUGH MARKETED PRODUCTS

THE TWO HIGHEST PRIORITY CLINICAL PROGRAMS ARE OUR LEAD VALUE DRIVER, CETRORELIX, FOR BENIGN PROSTATIC HYPERPLASIA AND OUR LEAD ONCOLOGY PROGRAM, AEZS-108, FOR ENDOMETRIAL AND OVARIAN CANCER.

Preclinical

AEZS-115

(endometriosis & urology)

AEZS-120

(oncology vaccine)

Erk/PI3K

INHIBITORS

(oncology)

GHRELIN

RECEPTOR

LIGANDS

(endocrinology)

AEZS-127

(oncology)

Partners:

AEZS-127:

Keryx

Discovery Unit: 120,000 compound library

Status as of December 31, 2007

Phase 1	Phase 2	Phase 3	Commercial
AEZS-112 (oncology)	AEZS-108 (endometrial and ovarian cancer)	CETRORELIX (benign prostatic hyperplasia)	CETROTIDE® (in vitro fertilization)
AEZS-130 (endocrinology)	Initiated in the second half of 2007 with a study period of approximately 24 months	Initiated in the first half of 2007 with results expected in the second half of 2009	IMPAVIDO® (leishmaniasis, better known as black fever)

CETRORELIX (endometriosis) (BPH in Japan)

OZARELIX (BPH, prostate cancer)

PERIFOSINE (multiple cancers)

AEZS-130: Ardana	CETRORELIX Shionogi in Japan		CETROTIDE® Merck Serono, World ex-Japan Shionogi & Nippon Kayaku in Japan

OZARELIX Spectrum in North America and India, Nippon Kayaku in Japan

PERIFOSINE Keryx in North America

LEAD ENDOCRINOLOGY PROGRAM

Lead Value Driver

CETRORELIX

An innovative treatment in Phase 3 clinical trials for benign prostatic hyperplasia

BPH

A large market opportunity[1]

- Affects one out of three men over the age of 50/one out of two over 60
- Affects 20 million men in the U.S. alone
- Represents a $1.4 billion market in the U.S. alone

BPH is a benign enlargement of the prostate which is very common in men over 50. Symptoms include:

- Frequent need to urinate
- Urgency during the night
- Difficulty urinating
- Painful urination
- Residual urine in the bladder
- Engorged kidneys

CETRORELIX is leading a novel class of compounds (LHRH antagonists) being developed for the treatment of BPH. Compared with existing treatments, cetrorelix has shown in clinical trials to date to be unique because it reduces the symptoms of BPH without causing sexual side effects such as loss of libido and erectile dysfunction. We believe cetrorelix also has the potential to offer patients better convenience and compliance compared to existing therapies. Cetrorelix is being developed for twice-yearly intramuscular injection regimens while current treatments require daily, oral dosing regimens.

PHASE 3 PROGRAM

- 1,500 patients in North America and Europe
- Results expected in the second half of 2009

[1] (Sources: *BPH, Urologic Diseases in America, 2004; NIH publication 04-5512:43-67*)

LEAD ONCOLOGY PROGRAM

OVARIAN CANCER[2]

- One of the most common gynaecologic malignancies
- Fifth most frequent cause of cancer death in women
- Accounts for 4% of all cancer diagnosis in women and 5% of all cancer deaths
- Approximately 26,000 new cases and 17,000 deaths annually in Europe

AEZS-108

A novel targeted approach in a Phase 2 trial for endometrial and ovarian cancer

AEZS-108 is a novel hybrid molecule composed of a synthetic peptide that carries a well-known chemotherapeutic agent, doxorubicin, to the core of cancerous cells. This targeted approach could have less side-effects and be more effective in inhibiting tumor growth than some of the current chemotherapeutic compounds.

ENDOMETRIAL CANCER[3]

- Most common gynaecologic malignancy
- Accounts for 6% of all cancers in women
- Approximately 38,000 new cases and 9,000 deaths annually in Europe

PHASE 2 CLINICAL TRIAL

- Up to 82 patients (up to 41 with a diagnosis of platinum-resistant ovarian cancer and up to 41 with disseminated endometrial cancer)
- Program initiated in December of 2007 with top-line results expected in early 2009

[2] *(Source: Gynecologic Oncology, March 2004, Volume 92, Issue 3, Pages 819-826)*

[3] *(Source: Annals of Oncology, 2004 15:1149-1150)*

PARTNERED CLINICAL PROGRAMS

OZARELIX

Next generation LHRH antagonist with potential to treat both benign and malignant conditions

Ongoing Phase 2b trials in BPH and prostate cancer

PARTNER FOR BPH

•      Spectrum - North America, India

PARTNERS FOR PROSTATE CANCER

•      Spectrum - North America, India
Nippon Kayaku - Japan

PERIFOSINE

10+ ongoing Phase 1 and Phase 2 trials as monotherapy and in combination therapy for multiple types of cancer including prostate and lung cancer

Novel, first-in-class, oral anti-cancer agent

PARTNER

•      Keryx - U.S., Canada,
Mexico

2008

MILESTONES

LOOKING FORWARD

Our drug development programs made important progress in the last year as we initiated four clinical trials and disclosed positive Phase 1 and Phase 2 results for four compounds. In 2008, we will further advance our products through the pipeline, continuing to prioritize our Phase 3 program in BPH with cetrorelix and our Phase 2 program with AEZS-108 in endometrial and ovarian cancer.

2008

Q1	Q2	Q3	Q4
• Initiate European efficacy trial for cetrorelix Phase 3 program in BPH	• Full recruitment for U.S. efficacy trial for cetrorelix Phase 3 program in BPH	• Full recruitment for EU efficacy trial for cetrorelix Phase 3 program in BPH	• QTc results for cetrorelix in BPH

• Initiate safety trial for cetrorelix Phase 3 program in BPH	• Initiate QTc study for cetrorelix in BPH	• Full recruitment for safety trial for cetrorelix Phase 3 program in BPH	• Initiate proof-of-concept trial for ghrelin antagonist

	• Preclinical results at AACR for Erk/PI3K		• IMPD* filing for AEZS-120

• Top-line results for perifosine + radiotherapy Phase 2 program

• Initiate Phase 2 trial for AEZS-112

* Investigational Medicinal Product Dossier

2009

•      Phase 2 trial results for AEZS-108

•      Results from North American Phase 3 program for cetrorelix in BPH

•      Results from EU Phase 3 program for cetrorelix in BPH

•      Results from safety study from Phase 3 program for cetrorelix in BPH

EXPERIENCED

MANAGEMENT TEAM

Over the last year, we have assembled a management team with proven leadership credentials and successful track records. All together, they have been actively involved in the launch and marketing of over 75 pharmaceutical products globally. Our Company now possesses enviable international expertise of the highest level in clinical development, regulatory affairs, quality assurance, business development and product commercialization – vital assets for a successful and sustained launch of our lead compound, cetrorelix, as well as for the thrust of our entire pipeline.

David J. Mazzo, PhD

President and CEO

25 years experience: Chugai Pharma USA,
Schering-Plough, Hoechst
Marion Roussel, Rhône-
Poulenc Rorer, Baxter, Merck

Paul Blake, MD

Senior VP and CMO

25+ years experience:
Avigenics, Cephalon,
SmithKline Beecham
(now GSK)

Jürgen Engel, PhD

Executive VP and CSO

30+ years experience:
ASTA Medica

Ellen McDonald, MBA

Senior VP, Business
Operations and CBO

18+ years experience:
Chugai Pharma USA,
Bristol Myers Squibb,
Johnson and Johnson

Mario Paradis, CA

Senior VP, Administrative & Legal
Affairs and Corporate Secretary

20 years experience:
Æterna Zentaris,
Coopers & Lybrand (now PwC)

Nicholas J. Pelliccione, PhD

Senior VP, Regulatory Affairs
and Quality Assurance

20+ years experience:
Chugai Pharma USA,
Schering-Plough

Dennis Turpin, CA

Senior VP and CFO

20 years experience:
Æterna Zentaris,
Coopers & Lybrand (now PwC)

COMPANY OVERVIEW

EXCHANGE/SYMBOL

•                 NASDAQ: AEZS

•                 TSX: AEZ

EMPLOYEES

•                 130

OFFICES

•                 Warren, New Jersey, USA

•                 Québec City, Canada

•                 Frankfurt, Germany

CASH (12/31/07)

•                 $41.4 million

1405 Parc-Technologique Blvd.

Québec (Québec)

Canada G1P 4P5

20 Independence Blvd.

4th Floor

Warren, New Jersey

USA 07059

www.aezsinc.com

Printed in Canada

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

The following analysis provides a review of the Company’s results of operations, financial condition and cash flows for the three-month period and full year ended December 31, 2007. In this Management’s Discussion and Analysis (MD&A), the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.’s annual consolidated financial statements and related notes for the years ended on December 31, 2007, 2006 and 2005. Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian Generally Accepted Accounting Principles (Canadian GAAP). All amounts are in US dollars unless otherwise indicated.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The two highest priority clinical programs are our lead value driver, cetrorelix for benign prostatic hyperplasia (BPH) and our lead oncology program, AEZS-108 for endometrial and ovarian cancers.

Key Developments for the Year Ended December 31, 2007

CORPORATE

In January 2007, we completed the spin-off of Atrium Biotechnologies Inc., now known as Atrium Innovations (Atrium) by distributing to our shareholders our remaining interest in Atrium.

In March 2007, the board of directors appointed David J. Mazzo, Ph.D. as new President and CEO of the Company.

Between May and August 2007, the Company appointed three key members to the executive management team:

•                  Ellen McDonald, M.B.A. SVP and Chief Business Officer

Annual MD&A – 2007

•                  Nicholas Pelliccione, Ph. D., SVP, Regulatory Affairs and Quality Assurance

•                  Paul Blake, M.D., SVP and Chief Medical Officer

On August the 14, 2007, the Board of Directors appointed Jürgen Ernst as Chairman of the Board, replacing the founder and former Executive Chairman, Éric Dupont, Ph.D.

In the autumn of 2007, the new management team completed a rigorous analysis of the drug development pipeline and business operations and disclosed the key priorities of the corporate drug development and the partnering strategy.

In November 2007, we completed the sale of our Utah-based subsidiary, Echelon Biosciences Inc. (Echelon), to Frontier Scientific Inc. for $3.2 million, including $2.6 million upfront payable upon signing and $0.6 million in contingent consideration based on specific sales levels to be reached in 2008 and 2009.

In December 2007, we opened our operational headquarters in Warren, New Jersey where the majority of the executive management team resides.

Subsequent to year-end, we entered into an agreement, on March 1, 2008, for the sale of our intangible property held for sale – Impavido® (miltefosine) for approximately $9.2 million, subject to customary closing conditions.

DRUG DEVELOPMENT

Status of our Drug Pipeline as of December 31, 2007

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial

120,000 compound library	AEZS-115 (endometriosis & urology) AEZS-120 (oncology vaccine) Erk & PI3K Inhibitors (oncology) Ghrelin receptor ligands (endocrinology) AEZS-127 (oncology)	AEZS-112 (oncology) AEZS-130 (endocrinology)	AEZS-108 (endometrial and ovarian cancers) Cetrorelix (endometriosis) (BPH in Japan) Ozarelix (BPH, prostate cancer) Perifosine (multiple cancers)	Cetrorelix (BPH)	Cetrotide® (In vitro fertilization) Impavido® (leishmaniasis)

Partners

	AEZS-127: Keryx	AEZS-130: Ardana	Cetrorelix: Shionogi in Japan Ozarelix: Spectrum in North-America and India, Nippon Kayaku in Japan Perifosine: Keryx in North-America		Cetrotide®: Merck Serono (World ex- Japan) Shionogi and Nippon Kayaku (Japan)

CETRORELIX

In March 2007, our Japanese partner Shionogi & Co. (Shionogi) presented encouraging Phase 2a trial (performed in Japan) results with cetrorelix in BPH. Results showed that cetrorelix, the Company’s lead luteinizing hormone-releasing hormone (LHRH) antagonist, was safe and well tolerated at all dosage regimens. Furthermore, Japanese patients responded to cetrorelix with a transient reduction of testosterone concentration in blood, which did not reach or remain at castration level. Additionally, none of the dosage regimens tested caused a suppression of prostate specific antigen (PSA) levels. Finally, data generated with Japanese patients showed that the bioavailability of cetrorelix was similar to that observed in non-Japanese patients. Following these results, our partner, Shionogi, initiated a 300-patient Phase 2b study with cetrorelix in BPH in Japanese patients. Shionogi is conducting and sponsoring this study.

In April 2007, we commenced dosing of cetrorelix in the first study of our sponsored Phase 3 program in BPH. This first study, a one-year placebo-controlled efficacy study, is assessing an intermittent dosage regimen of cetrorelix as a potential safe and tolerable treatment providing prolonged improvement in BPH-related signs and symptoms. This 600-patient Phase 3 study is being conducted in North America and Europe.

In May 2007, we regained exclusive worldwide rights (ex-Japan) for cetrorelix from Solvay for the endometriosis indication. The Company now owns worldwide ex-Japan rights for cetrorelix in BPH and endometriosis.

In the first quarter of 2008, we expect to initiate additional trials related to our Phase 3 program in BPH, including a second European efficacy trial as well as a long-term safety trial.

AEZS-108

In June 2007, we presented encouraging detailed Phase 1 results for AEZS-108, our cytotoxic conjugate (LHRH agonist linked to doxorubicin) in female patients with cancers expressing LHRH receptors.

The study conclusion was:

•                  AEZS-108 was well tolerated by patients with gynecological tumors;

•                  AEZS-108 is the first drug in a clinical study that targets the cytotoxic activity of doxorubicin specifically to LHRH-receptor expressing tumors;

•                  Signs of anti-tumor activity were observed in seven out of 13 patients treated with 160 or 267 mg/m(2) of AEZS-108, including three patients with complete or partial response; and

•                  Recommended dose for further clinical studies will be 267 mg/m(2) given once every three weeks.

At the end of December 2007, we commenced patient enrollment for our European open-label, non-comparative multi-center Phase 2 trial that will treat up to 82 women with LHRH-receptor positive ovarian and endometrial cancerous tumors.

AEZS-112

In January 2007, we announced the initiation of a Phase 1 trial for AEZS-112 in patients with solid tumors and lymphoma. This open-label, dose-escalation, multi-center, intermittent treatment Phase 1 trial is being conducted and sponsored by the Company in the United States. The trial will include up to 50 patients who have either failed standard therapy or for whom no alternative therapy exists. We expect progression of this trial in 2008 to identify maximum tolerated dose of AEZS-112.

OZARELIX

During 2007, our partner Spectrum Pharmaceuticals, Inc. (Spectrum) continued the development of ozarelix, a fourth generation LHRH antagonist, by conducting and sponsoring a North American Phase 2b trial in BPH. Spectrum is also conducting and sponsoring a program with ozarelix in prostate cancer. Additional results are expected in 2008.

PERIFOSINE

In November 2007, we completed patient recruitment for our Company-sponsored European multi-center Phase 2 trial with perifosine, an oral signal transduction inhibitor, combined with radiotherapy, in 160 patients with inoperable Stage III non-small cell lung cancer (NSCLC). We expect to announce results in the first quarter of 2009.

During 2007, our partner Keryx Biopharmaceuticals, Inc. (Keryx) continued the development of perifosine with multiple Phase 1 and Phase 2 studies in North America in multiple cancers. We expect Keryx to move perifosine into Phase 3 in at least one indication in North America in 2008.

Consolidated Results of Operations

On January 2, 2007, we completed the special distribution to all shareholders of our remaining position in Atrium. Since we disposed of our entire position in Atrium in January 2007, we had no access to liquidity or cash flows from Atrium in 2007 and we do not expect to access to cash flows from operations of Atrium in ensuing years. Since Atrium is renting space in our facility in Quebec City, we receive rent from Atrium and share administrative costs, which amount are not significant.

For the years ended December 31, 2006 and 2005, the previously consolidated revenues and expenses of Atrium, representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified as discontinued operations.

On November 30, 2007, we disposed of our former subsidiary Echelon which was involved in the business of selling reagents. As a consequence, we have no access to liquidity or cash flows from Echelon since the end of November 2007 and we do not expect to access to cash flows from operations of Echelon in ensuing years, beyond possible contigent considerations payments based on Echelon’s performance in 2008 and 2009.

For the years ended December 31, 2007, 2006 and 2005, the previously consolidated revenues and expenses of Echelon have been reclassified as discontinued operations.

The following table sets forth Canadian GAAP consolidated financial data in thousands of US dollars, except per share data.

	Years ended December 31,
	2007	2006	2005
	$	$	$
Consolidated revenues
Sales and royalties	28,825	25,123	21,252
License fees	12,843	13,652	23,530
Other	400	24	31
	42,068	38,799	44,813

Operating expenses
Cost of sales, excluding depreciation and amortization	12,930	11,270	8,250
Selling, general and administrative (SG&A)	20,403	16,478	14,403
Research and development (R&D) costs	39,248	27,422	25,544
R&D tax credits and grants	(2,060)	(1,564)	(317)
Depreciation and amortization (D&A)	5,566	8,964	5,944
Impairment of long-lived asset held for sale	735	—	—
	76,822	62,570	53,824
Loss from operations	(34,754)	(23,771)	(9,011)

Other revenues (expenses)
Interest Income	1,904	1,441	1,235
Interest expense	(85)	(1,433)	(7,010)
Foreign exchange gain (loss)	(1,035)	319	(87)
Other	(28)	409	—
	756	736	(5,862)
Share in the results of an affiliated company	—	1,575	—

Loss before income taxes	(33,998)	(21,460)	(14,873)
Income tax recovery (expense)	1,961	29,037	(609)
Net earnings (loss) from continuing operations	(32,037)	7,577	(15,482)
Net earnings (loss) from discontinued operations	(259)	25,813	26,053
Net earnings (loss) for the year	(32,296)	33,390	10,571

Net earnings (loss) per share from continuing operations
Basic	(0.61)	0.14	(0.34)
Diluted	(0.61)	0.14	(0.34)
Net earnings (loss) per share from discontinued operations
Basic	(0.00)	0.50	0.57
Diluted	(0.00)	0.48	0.57
Net earnings (loss) per share
Basic	(0.61)	0.64	0.23
Diluted	(0.61)	0.62	0.23

Consolidated Revenues

Consolidated revenues are derived from sales and royalties as well as license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection) marketed for reproductive health assistance for in vitro fertilization, Impavido® (miltefosine) marketed for the treatment of leishmaniasis and active pharmaceutical ingredients. Royalties are derived from Cetrotide® and paid by our partner Merck-Serono. Furthermore, license fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received from our different licensing partners.

Sales and royalties increased to $28.8 million for the year ended December 31, 2007 compared to $25.1 million and $21.3 million for the same periods in 2006 and 2005, respectively. The year-over-year increase in sales and royalties is related to new sales of Cetrotide®, following the September 2006 launch in Japan and year-over-year increased sales of Impavido®.

Subsequent to year-end, the Company entered into an agreement, on March 1, 2008, with respect to the sale of its intangible property held for sale – Impavido® (miltefosine), for approximately $9.2 million. This transaction is subject to customary closing conditions, including the parties receiving certain third-party consents and approvals. In 2007, sales of Impavido® represented $3.3 million. As a result of the sale of the product, we expect a corresponding decrease in sales and royalties for 2008.

License fees revenues decreased to $12.8 million for the year ended December 31, 2007, compared to $13.7 million and $23.5 million for the same periods in 2006 and 2005, respectively. The year-over-year decrease is mainly attributable to a reduction in license fees revenues related to services rendered through our collaboration with Solvay Pharmaceuticals (Solvay). We regained from Solvay the worldwide ex-Japan rights for cetrorelix in BPH during 2006 and for endometriosis in 2007. License fees revenues are expected to slightly decrease in 2008.

Consolidated Operating Expenses

Consolidated cost of sales, excluding depreciation and amortization, increased to $12.9 million for the year ended December 31, 2007 compared to $11.3 million and $8.2 million for the same periods in 2006 and 2005, respectively. The year-over-year increase in the cost of sales is directly related to additional generated sales and royalties. The cost of sales as a percentage of sales and royalties was 44.86% in 2007 compared to 44.86% in 2006 and 38.82% in 2005. The lower percentage of cost of sales in 2005 compared to 2006 and 2007 is due to favorable product mix sold in 2005 since we sold more active ingredients with higher margins to our partners. The cost of sales as a percentage of sales and royalties is expected to increase to nearly 50% in 2008, assuming the sale of the Impavido® intangible assets and corresponding inventory during the first part of the year 2008.

Consolidated selling, general and administrative (SG&A) expenses increased to $20.4 million for the year ended December 31, 2007 compared to $16.5 million and $14.4 million for the same periods in 2006 and 2005 respectively. The increase in SG&A expenses for the year 2007 compared to 2006 is primarily due to non-recurring corporate expenses of nearly $2.7 million related to the appointment of David J. Mazzo, Ph.D., as the President and CEO of the Company, as well as Jürgen Ernst as Chairman of the Board, the departure of the former CEO, Gilles Gagnon, as well as the departure of the founder and former Executive Chairman, Éric Dupont, Ph.D. The increase in SG&A is also related to the appointment of new key executive management, combined with the opening of operational headquarters in New Jersey and increased royalties and commissions expenses directly related to sales and royalties of Cetrotide®.

The increase in SG&A of 2006 compared to 2005 is in part related to $0.6 million of non-recurrent SG&A expenses with regard to a thorough review of the Company’s strategic plan combined with nearly $0.3 million of increased royalties and commission expenses directly related to sales and royalties of Cetrotide® as well as increased support of our R&D efforts.

We expect that SG&A expenses for 2008 will remain consistent with 2007.

Consolidated R&D costs were $39.2 million for the year ended December 31, 2007 compared to $27.4 million and $25.5 million for the same periods in 2006 and 2005 respectively. Additional R&D expenses of $11.8 million spent in 2007 compared to 2006 are mainly related to the advancement of our lead product cetrorelix, our LHRH antagonist in Phase 3 for BPH; as well as to further advancement of targeted, earlier-stage development programs including AEZS-108, our cytotoxic conjugate and AEZS-112, our tubulin inhibitor, both of which are in oncology.

The following table summarizes the 2007 R&D external costs supported by the Company.

(in thousands of US dollars)			Year ended December 31, 2007
Products	Status	Indication	Net R&D costs (*)
			$	%
Cetrorelix	Phase 3 Phase 2	BPH and endometriosis	11,589	54.47

AEZS-108	Phase 2	Endometrial and ovarian cancers	600	2.82

Perifosine*	Phase 2	Oncology	1,428	6.72

Ozarelix*	Phase 2	BPH and prostate cancer	428	2.01

AEZS-112	Phase 1	Cancer	1,800	8.46

Erk PI3K	Preclinical	Cancer	1,260	5.92

Ghrelin receptor	Preclinical	Endocrinology and oncology	1,044	4.91

LHRH pept.	Preclinical	Endocrinology and oncology	1,274	5.99

Other	Preclinical	Multiple	1,852	8.71
			21,274	100.00

(*) Net of reimbursement by partners.

We expect R&D investments to increase by approximately 30% in 2008. This increase will primarily be related to the advancement of our lead compound cetrorelix in BPH. We expect to initiate additional clinical trials during the year 2008, including a 400-patient efficacy study in Europe, a 500-patient safety study in North America and Europe, plus a projected-100-patient thorough QTc study. The cost of these additional studies will be combined with the costs of the ongoing preclinical carcinogenicity study and the 600-patient North American and European efficacy study. Additionally, costs will be incurred in the manufacturing of cetrorelix drug supply to support our sponsored studies.

R&D investments in AEZS-108 are expected to increase in 2008, as we initiated the dosing of patients in the Phase 2 study in early 2008.

Our other programs will represent a lower portion of our investment in R&D for 2008, as our focus is on advancing our later-stage lead compounds cetrorelix in BPH and AEZS-108 in endometrial and ovarian cancers.

R&D tax credits and grants were $2.1 million for the year ended December 31, 2007 compared to $1.6 million and $0.3 million for the same periods in 2006 and 2005, respectively. The year-over-year increase is related to non-recurring R&D tax credits which have been used in 2007 and 2006 to reduce estimated income taxes that would otherwise have been payable on the gain on disposal of our former subsidiary Atrium through a secondary transaction in October 2006 and the distribution of our remaining interest in 2007. In 2008, we expect the R&D tax credits and grants utilized to be much lower, estimated to be approximately $0.3 million.

Consolidated depreciation and amortization (D&A) decreased to $5.6 million for the year ended December 31, 2007 compared to $9.0 million and $5.9 million for the same periods in 2006 and 2005, respectively. The decrease in D&A in 2007 is primarily due to an impairment loss of $2.9 million taken in 2006 on manufacturing equipment, patents and trademarks related to the termination of non-core pharmaceutical development projects.

Impairment of long-lived asset held for sale amounted to $0.7 million for the year ended December 31, 2007. This impairment is related to the building and land held for sale for which the estimated fair value is based on offers received by third parties. We expect to sell the land and building during the first half of 2008.

Consolidated loss from operations increased to $34.8 million for the year ended December 31, 2007 compared to $23.8 million and $9 million for the same periods in 2006 and 2005, respectively. The increase in loss from operations in 2007 as compared to 2006 is attributable to a combination of lower license revenues, increase in non-recurring G&A corporate expenses and additional R&D expenses mainly related to the advancement of our Phase 3 program with cetrorelix in BPH. This increase in loss from operations in 2007 was partly offset by increased sales and royalties, as well as lower D&A expenses. The loss from operations increased from $9 million in 2005 to $23.8 million in 2006. This increase in loss from operations in 2006 is mainly attributable to nearly $10 million reduction of license fees revenues, as well as approximately $5.8 million increased SG&A, R&D net of R&D tax credits and grants and D&A expenses.

We expect our consolidated loss from operations to increase in 2008 with lower sales of Impavido® and increased R&D expenses anticipated for cetrorelix in BPH, partly compensated by a corresponding expected gain on disposal of Impavido® intangible property.

Consolidated other revenues (expenses)

Interest income reached $1.9 million for the year ended December 31, 2007 compared to $1.4 million and $1.2 million for the same periods in 2006 and 2005, respectively. Interest income is derived from our cash and short-term investments which totalled $41.4 million as of December 31 2007 and $60.5 million as of December 31, 2006. The year-over-year increase is directly related to additional cash and short-term investments with regard to the net proceeds of nearly $45 million from the disposal of 3,485,000 shares of Atrium in October 2006.

Interest expenses decreased to $0.08 million for the year ended December 31, 2007 compared to $1.4 million and $7 million for the same periods in 2006 and 2005, respectively. The significant year-over-year decrease is directly related to the full conversion of term loans into common shares completed in February 2006. Since that conversion, the Company’s long-term debt is related to a non-interest bearing loan from the Canadian and Quebec Governments, for which the balance was $0.8 million as of December 31, 2007 and which will be paid in full in July 2008.

Foreign exchange loss amounted to $1 million for the year ended December 31, 2007 compared to a foreign exchange gain of $0.3 million for the same period in 2006 and a foreign exchange loss of $0.09 million in 2005. The increase in foreign exchange loss in 2007 is mainly related to advances in Euro to our subsidiary in Germany and the corresponding weakness of the Euro currency compared to the Canadian dollar, the  functional currency of the Parent company. The year-end conversion rates from the Euro to the Canadian dollar for December 31, 2007, 2006 and 2005 were 1.44, 1.54 and 1.38, respectively.

Share in the results of an affiliated company of $1.6 million for the period ended December 31, 2006 relates to the investment in Atrium, recorded at equity method, for the period from October 18 to December 31, 2006. As of January 2, 2007, the Company distributed its remaining interest in Atrium to our shareholders as a return of capital.

Consolidated income tax recovery was $2 million for the year ended December 31, 2007 compared to $29 million for the same period in 2006 and to an income tax expense of $0.6 million for the same period in 2005. Most of the 2006 income tax recovery was related to the significant decrease in the valuation allowance with respect to the utilization of some of our future income tax assets against future tax liabilities related to the taxable capital gains that were realized by the Company in connection with the sale of Atrium shares in 2006 and the special distribution of our remaining interest at the beginning of 2007. These projected transactions have been completed as expected in 2007. In 2008, we do not expect to record any significant income tax recovery from our foreign and domestic entities.

Net loss from continuing operations was $32 million for the year ended December 31, 2007 compared to net earnings from continuing operations of $7.6 million for the same period in 2006 and to a net loss from continuing operations of $15.5 million for the same period in 2005. The increased net loss from continuing operations in 2007 is directly related to increased loss from operations of nearly $10 million, a one-time share in the results of an affiliated company, Atrium, of nearly $1.6 million recorded in 2006 and a non-recurring future income tax recovery of nearly $25 million recorded in 2006 related to the sale of Atrium shares in 2006, and the special distribution of our remaining interest in January 2007.

We expect our consolidated net loss from continuing operations to increase in 2008 mainly due to increased R&D expenses for cetrorelix in BPH.

Net loss from discontinued operations reached $0.3 million for the year ended December 31, 2007 compared to Net earnings from discontinued operations of $25.8 million and $26.1 million for the same periods in 2006 and 2005, respectively. The year-over-year variations are substantially related to Atrium discontinued operations, as described hereunder.

Net earnings from Atrium discontinued operations include the following items:

	Years ended December 31,
(in thousands of US dollars)	2007	2006	2005
	$	$	$
Revenues	—	239,535	200,863

Earnings before the following items	—	28,360	21,414

Gain on disposal of Atrium shares	—	29,248	—
Income tax expense	—	(19,923)	(6,838)
Gain (loss) on dilution of investments	—	(628)	19,002

Earnings before non-controlling interest	—	37,057	33,578
Non-controlling interest	—	(10,967)	(7,064)

Net earnings from discontinued operations	—	26,090	26,514

The 2006 increase in revenues from Atrium discontinued operations are mainly attributable to acquisitions by Atrium of MultiChem and Douglas Laboratories in 2005, combined with organic growth.

The gain on disposal of Atrium shares from Atrium discontinued operations resulted from the sale of 3,485,000 subordinate voting shares of Atrium on October 18, 2006, as part of a secondary offering.

Income tax expense from Atrium discontinued operations was related to the gain on disposal of Atrium’s shares for an amount of $7 million, future tax liabilities related unremitted earnings of Atrium for an amount of $5.7 million and Atrium’s operations for an amount of $7.2 million.

Net loss from Echelon discontinued operations include the following items:

	Years ended December 31,
(in thousands of US dollars)	2007	2006	2005
	$	$	$
Revenues	2,358	2,593	2,391

Loss before the following items	(206)	(369)	(577)

Goodwill impairment	(500)	—	—
Loss on disposal of Echelon shares, net of cumulative translation adjustment	(44)	—	—
Income tax recovery	491	92	116

Net loss from discontinued operations	(259)	(277)	(461)

The year-over-year increase in revenues from Echelon discontinued operations for 2006 is related to organic growth. In 2007, revenues represent eleven months compared to twelve months for the year 2006.

At the end of September 30, 2007, the Company performed a preliminary impairment test resulting in an impairment of Echelon goodwill of $0.5 million.

The Loss on disposal of Echelon shares from discontinued operations results from the disposal of all of the outstanding shares of Echelon as of November 30, 2007.

Consolidated net loss was $32.3 million or $0.61 per basic and diluted share for the year ended December 31, 2007 compared to consolidated net earnings of $33.4 million or $0.64 per basic share and $0.62 per diluted share for the same period in 2006. The increased net loss in 2007 is related to higher loss from operations of nearly $10 million, lower income tax recovery of nearly $27 million related to the recognition of future income tax assets mainly attributable to the sale of Atrium shares in 2006 and the special distribution of our remaining interest in January 2007, as well as lower net earnings from discontinued operations of Atrium of nearly $26 million.

We expect that the consolidated net loss for the year 2008 will increase mainly due to higher expected R&D expenses for cetrorelix in BPH.

The consolidated net earnings were $10.6 million for the year ended December 31, 2005 or $0.23 per basic and diluted share. The $22.8 million increase in the net earnings in 2006 compared to 2005 is attributable to the recording of increased income tax recovery of $29 million, mostly related to recognition of future income tax assets with regard to the sale of Atrium shares in 2006 and the special distribution of our remaining interest in January 2007, lower interest expense of $5.7 million due to the conversion of the term loans during the first quarter of the year 2006; as well as $1.6 million of share in the net earnings of an affiliated company partly offset by increased loss from operations.

The weighted average number of shares outstanding used to calculate the basic net earnings per share for the year ended December 31, 2007 was 53.2 million shares compared to 52.1 million shares and 46.1 million shares for the same periods in 2006 and 2005, respectively. For the diluted net earnings per share, the weighted average number of shares outstanding used for this calculation was 53.2 million shares in 2007 compared to 52.5 million shares and 46.1 million shares for the same periods in 2006 and 2005, respectively.

Total Consolidated Assets and Long-Term Financial Liabilities

CONSOLIDATED BALANCE SHEET DATA

	As at December 31,	As at December 31,	As at December 31,
(in thousands of US dollars)	2007	2006	2005
	$	$	$

Total assets	123,363	223,491	419,785
Long-term financial liabilities	3,333	20,135	238,625

Total consolidated assets were $123.4 million as of December 31, 2007 compared to $223.5 million as of December 31, 2006. This decrease in consolidated assets is mainly attributable to the elimination of our investment in an affiliated company, Atrium, with a carrying book value of $57 million as of December 31, 2006; upon the special distribution on January 2, 2007 to our shareholders of our remaining interest in Atrium. This transaction was recorded as a reduction in Share capital of $138 million; the corresponding difference between the fair value and the book value  net of income taxes and cumulative translation adjustment of $71.1 million has been recorded in the Other capital, see Note 4 of our annual financial statements for more details. Furthermore, the reduction of our consolidated assets is mainly related to the elimination of nearly $22 million of future income tax assets utilized with regard to the special distribution of Atrium and the use of cash and short-term investments to fund the operating, investing and financing activities.

Total consolidated assets were $223.5 million as of December 31, 2006 compared to $419.8 million as of December 31, 2005. Long-term financial liabilities were $20.1 million as of December 31, 2006 compared to $238. 6 million as of December 31, 2005. On October 18, 2006, through a Secondary Offering, the Company closed the selling of 3,485,000 shares of Atrium for net proceeds of $45 million. On the same date, Atrium’s assets and liabilities were excluded from the consolidation since the Company ceased control. Furthermore, all historical operations and cash flows recorded through the consolidation of Atrium until that date have been reported as discontinued operations. As of December 31, 2006, the remaining interest in Atrium was presented as Investment in an affiliated company (see Note 4 of our annual financial statements for more details). The decrease in consolidated assets and liabilities as of December 31, 2006 compared to December 31, 2005 is mainly attributable to the elimination of the consolidation of assets and liabilities related to Atrium, partly compensated by the recording of the remaining interest in Atrium as an Investment in an affiliated company, using the equity method.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with Canadian GAAP. Access to a summary of measurement and disclosure differences between Canadian and US GAAP is referenced in Note 24 of our annual 2007 financial statements. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the allowance for doubtful accounts, provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets, the valuation of intangible assets and goodwill, the fair value of options granted and employee future benefits and certain accrued liabilities. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies and other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Revenue Recognition and Deferred revenues

The Company is currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. The existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value or using the residual method, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligations and collectability of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. This progress is based on estimates of total expected time or duration to complete the work which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage of revenue earned to date.

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectability is assured, and when there are no significant future performance obligations in connection with the milestones.

In those instances where the Company has collected upfront or milestone payments but has ongoing future obligations related to the development of the drug product, management considers the milestone payments and the remaining obligations under the contract as a single unit of accounting. In those circumstances where the collaboration does not require specific deliverables at specific times or at the end of the contract term, but rather the Company’s obligations are satisfied over a period of time, revenue recognition is deferred and amortized over the period of its future obligations.

Royalty revenue, based on a percentage of sales of certain declared products sold by third parties, is recorded when the Company has fulfilled the terms in accordance with the contractual agreement, has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and collection is reasonably assured.

Research and Development Costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are capitalized and amortized against operations over the estimated period of benefit. To date, no costs have been deferred.

Impairment of Long-Lived Assets and Goodwill

Property, plant and equipment and intangible assets with finite lives are reviewed when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which fair value being determined based upon discounted cash flows or appraised values, depending of the nature of assets.

Finally, goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

As of December 31, 2006, following the decision to terminate the pharmaceutical development of certain of our products, we decided to take an impairment on related manufacturing equipment as well as on certain patents and trademarks in order to bring them to their fair value. Consequently, an amount of $2.9 million was recorded as additional depreciation and amortization.

Accounting for Income Tax Expense

We operate in multiple jurisdictions, and our earnings are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry-forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance for any amounts we believe it will be more likely not recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. Our valuation allowance was significantly adjusted on December 31, 2006, mainly because we will be able to utilize some of our income tax assets against the future taxable gain that will be realized in connection with the sale of Atrium shares in 2006 and the special distribution of our remaining interest in Atrium.

The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

Stock-Based Compensation Costs

Since January 1, 2003, we account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares and the expected life of the awards.

New Accounting Standards

Effective January 1, 2007, we adopted CICA Handbook Section 1506 “Accounting Changes”. This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below.

Financial Instruments

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 “Financial Instruments – Recognition and measurement”, section 3865 “Hedges”, section 1530 “Comprehensive Income” and section 3251 “Equity”.

Section 3855 expands on section 3860 ‘‘Financial Instrument - Disclosure and Presentation’’, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosure is necessary when it is applied.

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 “Surplus” has been revised as Section 3251 “Equity”.

Sections 1530, 3251, 3855 and 3865 were adopted by the Company on January 1, 2007.

Recognition of Financial Assets and Liabilities

Short-term Investments

The short-term investments are classified as available-for-sale investments. We recognize transactions on the settlement date. These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in “Comprehensive income”. Upon the disposal or impairment of these investments, these gains or losses are reclassified in the consolidated statement of earnings.

As a result of the application of CICA 3855, a difference of $41,000 between the carrying amount and the fair value of investments classified as available-for-sale is recognized as an adjustment to the opening balance of “Accumulated other comprehensive income”, net of income taxes.

Effective Interest Rate Method

Premiums and discounts on short-term investments and long-term debt are accounted for using the effective interest rate method. The impact of the use of the effective interest rate method amounted to $587,000 and was recognized as an adjustment to the opening balance of deficit, net of income taxes.

Transition

The recognition, derecognition and measurement methods used other than the adjustment described above for the short-term investments and the long-term debt, have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

General Standards of Financial Statement Presentation

In May of 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least but not limited to 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

The amendments to Section 1400 apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. We elected to adopt this requirement early on.

Evaluation of Going Concern, Results of Operations, and Management’s Plans:

After reviewing our strategic plan and the corresponding budget and forecasts, we believe that the Company currently has sufficient cash and cash equivalents to fund planned expenditures and execute its focused strategy for at least the next 12 months.

We expect to derive additional cash from potential sale of non-core assets and financing.

Impact of Accounting Pronouncements Not Yet Adopted

Capital Disclosure

The CICA issued Section 1535, “Capital Disclosures”. This standard establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new requirements will be effective starting January 1, 2008. Although the new standard provides for additional disclosures only with no measurement impact, we are currently in the process of evaluating the impact that these additional disclosures standards will have on the Company’s financial statements.

Financial Instruments - Disclosures and Financial Instruments – Presentation

The CICA issued Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861, “Financial Instruments – Disclosure and Presentation”. The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the Company’s financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards (“IFRS”). The presentation requirements are carried forward unchanged. These new standards will be effective starting January 1, 2008. We assessed that the impact of these standards will not be significant as they relate to disclosure requirements and require no change in the manner of accounting for financial instruments or capital. We are currently in the process of evaluating the impact that these additional disclosure standards will have on our financial statements..

Inventories

The CICA issued Section 3031, “Inventories” which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. We are currently evaluating the impact of this new standard.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets”, replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, we will adopt the new standards for the Company’s fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. We are currently evaluating the impact of the adoption of this new Section on the Company’s consolidated financial statements.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

Our cash and short-term investments amounted to $41.4 million as of December 31, 2007 compared to $60.5 million as of December 31, 2006. Possible additional operating losses and/or possible investments in the acquisition of complementary businesses or products may require additional financing. As of December 31, 2007, cash and short-term investments of the Company included $35.4 million in Canadian currency and 3.9 million in Euro.

The short-term investments do not include asset-backed commercial papers which are affected by liquidity issues.

The variation of our liquidity by activities is explained below, not considering any cash flows used or provided by discontinued operation activities.

Operating Activities

Cash flows used by our continuing operating activities were $25.7 million for the year ended December 31, 2007 compared to $15.9 million and $2.6 million for the same periods in 2006 and 2005, respectively. The increase in net cash used in 2007 is primarily attributable to lower license revenues, increased non-recurring corporate expenses, additional investments in R&D related to the initiation of a Phase 3 program in BPH for cetrorelix, as well as to further advancement of targeted, earlier-stage development programs. Additional net cash used by continuing activities in 2006, as compared to 2005, is attributable to non-periodic upfront and milestone payments received in 2004 from partners related to our R&D collaboration agreements, combined with increased SG&A and R&D expenses in 2006.

We expect net cash used in continuing operating activities to increase in 2008, as we will continue our Phase 3 clinical program with cetrorelix in BPH and will further advance targeted, earlier-stage development programs.

Financing Activities

Net cash used in continuing financing activities were $1.1 million for the year ended December 31, 2007 compared to $0.7 million and $0.6 million for the same periods in 2006 and 2005, respectively. These funds were mostly used for debt repayments. We expect to pay the balance of our long-term debt of $0.8 million in July 2008.

Investing Activities

Net cash used in continuing investing activities (excluding the change in short-term investments) amounted to $3 million for the year ended December 31, 2007 compared to $0.5 million for the same period in 2006 and $1.7 million in 2005. The increase in 2007 is mainly related to acquisition of equipment to support clinical trials.

During the first half of 2008, we expect to sell our building and land held for sale in Quebec City, as well as our intangible assets held for sale related to Impavido®. We believe this will yield over $15 million of cash inflow.

Contractual Obligations

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the execution of our Phase 3 program with cetrorelix in BPH. The following table indicates our cash requirements to respect these obligations:

Contractual Obligations

	Payments due by period
(in thousands of US dollars)	Total	2008	2009-2011	2012-2013	2014 and beyond
	$	$	$	$	$
Long-term debt	775	775	—	—	—
Operating leases	10,526	2,092	6,362	640	1,432
Commercial commitments	20,247	13,295	6,952	—	—
Total contractual cash obligations	31,548	16,162	13,314	640	1,432

Outstanding Share Data

As of March 4, 2008, there were 53,187,470 common shares issued and outstanding and there were 5,006,092 stock options outstanding.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Quarterly Summary Financial Information

(in thousands of US dollars, except per share data)

	Quarters ended
Unaudited	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	$	$	$	$

Revenues	10,240	11,044	11,551	9,233
Loss from operations	(11,664)	(9,461)	(5,326)	(8,303)
Net loss from continuing operations	(13,854)	(8,112)	(4,928)	(5,143)
Net loss	(13,636)	(8,704)	(4,846)	(5,110)
Net loss per share from continuing operations
Basic and diluted	(0.26)	(0.16)	(0.09)	(0.10)
Net loss per share
Basic and diluted	(0.26)	(0.16)	(0.09)	(0.10)

	Quarters ended
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
	$	$	$	$

Revenues	11,937	9,928	8,673	8,261
Loss from operations	(6,457)	(5,833)	(5,492)	(5,988)
Net earnings (loss) from continuing operations	22,526	(4,741)	(4,440)	(5,768)
Net earnings (loss)	39,101	(1,569)	(1,562)	(2,580)
Net earnings (loss) per share from continuing operations
Basic and diluted	0.42	(0.09)	(0.08)	(0.12)
Net earnings (loss) per share
Basic and diluted	0.74	(0.03)	(0.03)	(0.05)

Note:                 Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Fourth Quarter Results

Consolidated revenues were $10.2 million for the fourth quarter ended December 31, 2007 compared to $11.9 million for the same quarter in 2006. The decrease in revenues is attributable to lower sales of Impavido®, as well as active pharmaceutical ingredients to our partners, combined with lower license fees from our partners.

Selling, General and Administrative expenses were $5.1 million for the fourth quarter ended December 31, 2007 compared to $4.2 million for the same quarter in 2006. The increase in SG&A is mainly related to the support of the continuation of our Phase 3 program with cetrorelix in BPH and the opening of our new operational headquarters in New Jersey.

Consolidated R&D expenses were $13.6 million for the fourth quarter ended December 31, 2007 compared to $7.9 million for the same quarter in 2006. The increase in R&D expenses relates to the continuation of our Phase 3 program with cetrorelix in BPH.

Consolidated net loss was $13.6 million or $0.26 per basic and diluted share for the fourth quarter ended December 31, 2007 compared to consolidated net earnings of $39.1 million or $0.74 per basic and diluted share for the same quarter in 2006. The increased net loss in the fourth quarter 2007 is related to higher loss from operations of nearly $5.2 million mainly related to increased R&D expenses, as well as to lower income tax recovery of nearly $28.4 million attributable to the recognition of future income tax assets mainly related to the sale of Atrium shares in 2006 and the special distribution of our remaining interest in January 2007, combined with the decrease in net earnings from Atrium’s discontinued operations of approximately $16.3 million.

We expect that the consolidated net loss for the first quarter of 2008 will increase compared to the last quarter of 2007 with the anticipated increase in R&D expenses on our lead Phase 3 program with cetrorelix in BPH.

Outlook for 2008

On March 1, 2008, we entered into an agreement with respect to the sale of our intangible property held for sale — Impavido® (miltefosine), for approximately $9.2 million. This transaction is subject to customary closing conditions, including the parties receiving certain third-party consents and approvals.

During the first six months of 2008, we expect to sell our land and building held for sale in Quebec City which should bring additional non-dilutive cash flow.

Our sales revenues should decrease with the expected completion of the sale of Impavido® during the first six months of 2008.

We expect R&D expenses to increase in 2008, primarily due to the continuation of our Phase 3 clinical development program with cetrorelix in BPH, as well as the emphasis on clinical development of targeted earlier clinical-stage product candidates.

Net cash outflow for fiscal 2008 is projected to be ~$25 million. Our expectations are that cash outflow from operations will not proceed linearly throughout the year but will be higher in the first half due to start-up costs associated with key clinical studies. The majority of these costs will be related to the initiation of the second pivotal efficacy trial, the pivotal long-term safety trial and the thorough QTc trial for our lead product, cetrorelix in BPH. The rate of cash outflow from operations is expected to return to a lower level in the second half of the year.

Financial and Other Instruments

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2007, there were no significant operations using forward-exchange contracts and no significant forward-exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company was part of a tax loss consolidation strategy with its former subsidiary Atrium. In respect to that arrangement that terminated in October 2006 when the Company ceased to be the controlling shareholder of Atrium, we received a tax ruling delivered by Canada Revenue Agency. All transactions are eliminated during the consolidation process and income tax savings resulting from the interest expense deduction is presented as discontinued operations.

All other significant related party transactions described in Note 21 of our annual consolidated financial statements are associated with the lease of office and manufacturing space to Atrium and the purchase of a patent from a senior officer (Jürgen Engel) of the Company. All transactions are measured at the exchange amount which is the amount of consideration established and agreed upon by the related parties.

As of December 31, 2007, we did not have interest in any variable interest entities.

Risk Factors and Uncertainties

Risks Associated with Operations:

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If they do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

•                  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

•                  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly, for cetrorelix in BPH, or to potentially establish marketing, sales and distribution capabilities. We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital, as well as through other financing opportunities.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, including the cetrorelix Phase 3 program, the AEZS-108 Phase 2 study, as well as other studies ongoing from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX markets, strategic alliance agreements, and other relevant commercial considerations.

We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign countries, we are more exposed to foreign currency risk.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition Program

We intend to continue to acquire new technologies and/or businesses. There is no assurance that we will make certain acquisitions or that we will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of Share Prices

Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company’s financial situation, the sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a Proxy Circular, an Annual Information Form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov/edgar.shtml.

A detailed list of the risks and uncertainties affecting us can be found in our Shelf-Prospectus and public documents filed on SEDAR and EDGAR.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure.

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2007.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2007 that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Based on the results of our testing, these controls were found to be operating effectively at December 31, 2007.

During 2007, in the course of its evaluation, Management identified significant deficiencies in its internal control over financial reporting which the Company does not believe, either individually or in the aggregate, resulted in a material weakness to its internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

On behalf of management,

/s/ Dennis Turpin, CA
Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
March 4, 2008

Management’s Report

Responsibility for Financial Information

The following consolidated financial statements of Æterna Zentaris Inc. and all other financial information contained in this annual report are the responsibility of management.

Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles. When it was possible to use different accounting methods, management chose those that it felt were the most appropriate in the circumstances. The financial statements include amounts based on the use of estimates and best judgment. Management has determined these amounts in a reasonable way in order to ensure that the financial statements are presented accurately in all important regards. Management has also prepared the financial information presented elsewhere in the annual report, and has ensured that it is in accordance with the financial statements.

Management maintains systems of internal accounting, administrative and disclosure controls. The systems are used to provide a reasonable degree of certainty that the financial information is relevant, reliable and accurate, and that the Company’s assets are correctly accounted for and effectively protected.

The Board of Directors is responsible for ensuring that management assumes its responsibilities with regard to the presentation of financial information and has ultimate responsibility for examining and approving the financial statements. The Board assumes this responsibility principally through its Audit Committee which is comprised of outside and non-management directors. The Audit Committee met with management as well as with external auditors to discuss the internal monitoring system for presenting financial information, to address issues related to the audit and the presentation of financial information, to ensure that all parties carry out their duties correctly, and to examine the financial statements as well as the report of the external auditors.

The consolidated financial statements have been audited on behalf of shareholders by external auditors PricewaterhouseCoopers LLP for each of the years ended December 31, 2007, 2006 and 2005, in accordance with Canadian generally accepted accounting standards. The external auditors, having been appointed by the shareholders, were given full and unrestricted access to the Audit Committee to discuss matters related to their audit and the reporting of information.

The Board of Directors has approved the Company’s consolidated financial statements on the recommendation of the Audit Committee.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, the Company’s management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP.

There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

David J. Mazzo, Ph.D.	Dennis Turpin, CA
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
Quebec, Quebec, Canada
March 4, 2008

Æterna Zentaris Inc.

Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(expressed in thousands of US dollars)

Independent Auditors’ Report

To the Shareholders of Æterna Zentaris Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Æterna Zentaris Inc. as at December 31, 2007 and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Æterna Zentaris Inc. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of Æterna Zentaris Inc.’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of Æterna Zentaris Inc.’s financial statements as at December 31, 2006 and for each of the years in the two-year period then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Æterna Zentaris Inc.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the annual report under the title “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants

Quebec, Quebec, Canada

March 4, 2008

Æterna Zentaris Inc.

Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at December 31,
	2007	2006
	$	$
Assets

Current assets
Cash and cash equivalents	10,272	8,939
Short-term investments (note 22)	31,115	51,550
Accounts receivable
Trade	6,170	6,795
Other (note 7)	3,044	2,733
Income taxes	—	931
Inventory (note 8)	5,406	5,044
Prepaid expenses	3,573	2,631
Future income tax assets (note 18)	—	21,953
Current assets of discontinued operations (note 5)	—	1,147
	59,580	101,723
Investment in an affiliated company (note 4)	—	57,128

Property, plant and equipment (note 10)	7,460	13,001

Long-lived assets held for sale (note 6)	13,999	—

Deferred charges and other long-term assets (note 9)	1,441	1,354

Intangible assets (note 11)	30,391	37,351

Goodwill (note 12)	10,492	9,509

Non-current assets of discontinued operations (note 5)	—	3,425

	123,363	223,491
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 13)	16,084	9,735
Income taxes	23	—
Deferred revenues	5,373	5,570
Current portion of long-term debt	775	686
Current liabilities of discontinued operations (note 5)	—	319
	22,255	16,310

Deferred revenues	3,333	8,468

Long-term debt (note 14)	—	687

Employee future benefits (note 15)	9,184	8,167

Future income tax liabilities (note 18)	—	10,365

Non-current liabilities of discontinued operations (note 5)	—	615

	34,772	44,612
Commitments and contingencies (note 23)
Shareholders’ Equity

Share capital (note 16)	30,566	168,466

Other capital	79,306	6,226

Deficit	(42,997)	(10,114)

Accumulated other comprehensive income	21,716	14,301

	88,591	178,879

	123,363	223,491
Basis of presentation (note 2)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

Director	Director
Jürgen Ernst, MBA	Gérard Limoges, FCA

Æterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31,

(tabular amounts in thousands of US dollars, except common shares data)

	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance – December 31, 2004	45,670,909	127,585	6,059	(53,795)	20,227	100,076
Net earnings for the year	—	—	—	10,571	—	10,571
Foreign currency translation adjustment	—	—	—	—	(8,290)	(8,290)
Issued pursuant to the stock option plan
For cash	25,000	130	—	—	—	130
Conversion option related to convertible term loans	—	—	2,129	—	—	2,129
Issued shares pursuant to acquisition of Echelon	443,905	2,737	—	—	—	2,737
Share issue expenses	—	(108)	—	—	—	(108)
Stock based compensation costs	—	—	2,286	—	—	2,286
Balance – December 31, 2005	46,139,814	130,344	10,474	(43,224)	11,937	109,531
Net earnings for the year	—	—	—	33,390	—	33,390
Conversion of convertible term loans	6,955,088	37,786	(6,339)	(280)	—	31,167
Foreign currency translation adjustment	—	—	—	—	4,007	4,007
Foreign currency translation adjustment related to disposal of Atrium	—	—	—	—	(1,643)	(1,643)
Issued pursuant to the stock option plan
For cash	22,000	81	—	—		81
Ascribed value from Other capital	—	29	(29)	—	—	—
Issued pursuant to acquisition of Echelon	23,789	163	—	—	—	163
Issued pursuant to acquisition of a patent from a senior officer (note 21)	28,779	175	—	—	—	175
Share issue expenses	—	(112)	—	—	—	(112)
Stock based compensation costs	—	—	2,120	—	—	2,120

Balance – December 31, 2006	53,169,470	168,466	6,226	(10,114)	14,301	178,879

The accompanying notes are an integral part of these consolidated financial statements.

	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$
Balance – December 31, 2006	53,169,470	168,466	6,226	(10,114)	14,301	178,879
Effect of the application of new accounting standards (note 3)	—	—	—	(587)	(41)	(628)
Distribution of Atrium (note 4)	—	(137,959)	71,122	—	(5,624)	(72,461)
Net (loss) for the period	—	—	—	(32,296)	—	(32,296)
Foreign currency translation adjustment	—	—	—	—	13,783	13,783
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	51	51
Issued pursuant to the stock option plan
For cash	18,000	33	—	—	—	33
Ascribed value from Other capital	—	26	(26)	—	—	—
Disposal of Shares of Echelon (note 5)	—	—	—	—	(754)	(754)
Stock based compensation costs	—	—	1,984	—	—	1,984

Balance – December 31, 2007	53,187,470	30,566	79,306	(42,997)	21,716	88,591

The accompanying notes are an integral part of these consolidated financial statements.

	2007	2006	2005
	$	$	$
Accumulated Other Comprehensive Income,
Consisting of the following:
Foreign currency translation adjustments	21,706	14,301	11,937
Variation in fair market value of short-term investments, net of income taxes	10	—	—

Accumulated Other Comprehensive income	21,716	14,301	11,937
Deficit	(42,997)	(10,114)	(43,224)

Total Accumulated Other Comprehensive Income and Deficit	(21,281)	4,187	(31,287)

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Earnings

For the years ended December 31,
(expressed in thousands of US dollars, except shares and per share data)

	Years ended December 31,
	2007	2006	2005
	$	$	$

Revenues	42,068	38,799	44,813
Operating expenses
Cost of sales, excluding depreciation and amortization	12,930	11,270	8,250
Selling, general and administrative	20,403	16,478	14,403
Research and development costs	39,248	27,422	25,544
Research and development tax credits and grants	(2,060)	(1,564)	(317)
Depreciation and amortization
Property, plant and equipment	1,562	2,816	1,665
Intangible assets	4,004	6,148	4,279
Impairment of long-lived asset held for sale (note 6)	735	—	—

	76,822	62,570	53,824

Loss from operations	(34,754)	(23,771)	(9,011)

Other revenues (expenses)
Interest income	1,904	1,441	1,235
Interest expense
Long-term debt and convertible term loans	(85)	(1,270)	(6,979)
Other	—	(163)	(31)
Foreign exchange (loss) gain	(1,035)	319	(87)
Loss on disposal of equipment	(28)	—	—
Gain on disposal of a long-term investment	—	409	—

	756	736	(5,862)

Share in the results of an affiliated company	—	1,575	—

Loss before income taxes	(33,998)	(21,460)	(14,873)

Income tax recovery (expense) (note 18)	1,961	29,037	(609)

Net (loss) earnings from continuing operations	(32,037)	7,577	(15,482)

Net (loss) earnings from discontinued operations (notes 4 &5)	(259)	25,813	26,053

Net (loss) earnings	(32,296)	33,390	10,571

Net (loss) earnings per share from continuing operations
Basic	(0.61)	0.14	(0.34)
Diluted	(0.61)	0.14	(0.34)

Net (loss) earnings per share from discontinued operations
Basic	(0.00)	0.50	0.57
Diluted	(0.00)	0.48	0.57

Net (loss) earnings per share
Basic	(0.61)	0.64	0.23
Diluted	(0.61)	0.62	0.23

Weighted average number of shares (note 20)
Basic	53,182,803	52,099,290	46,139,814

Diluted	53,182,803	52,549,260	46,139,814

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31,

(expressed in thousands of US dollars, except shares and per share data)

	Years ended December 31,
	2007	2006	2005
	$	$	$

Net earnings (loss) for the period	(32,296)	33,390	10,571
Other comprehensive income:
Foreign currency translation adjustments	13,783	4,007	(8,290)
Reclassification adjustment related to disposal of Atrium	—	(1,643)	—
Reclassification adjustment related to disposal of Echelon	(754)	—	—
Variation in fair market value of short-term investments, net of income taxes	51	—	—

Comprehensive income (loss)	(19,216)	35,754	2,281

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of US dollars, except shares and per share data)

	Years ended December 31,
	2007	2006	2005
	$	$	$
Cash flows from operating activities
Net earnings (loss) for the year	(32,296)	33,390	10,571
Net (earnings) loss from discontinued operations	259	(25,813)	(26,053)
Net earnings (loss) from continuing operations	(32,037)	7,577	(15,482)
Items not affecting cash and cash equivalents
Depreciation and amortization	5,566	8,964	5,944
Stock-based compensation costs	1,984	2,120	2,286
Future income taxes	(1,868)	(29,160)	520
Gain on disposal of a long-term investment	—	(409)	—
Share in the results of an affiliated company	—	(1,575)	—
Employee future benefits	164	(115)	2,338
Deferred charges and other long term assets	510	(841)	2,707
Deferred revenues	(6,368)	(3,258)	(10,291)
Accretion on long term borrowings	82	1,227	4,479
Loss on disposal of property, plant and equipment	28	—	—
Impairment of long-lived asset held for sale	735	—	—
Foreign exchange loss (gain) on long-term items denominated in foreign currency	641	(587)	381
Change in non-cash operating working capital items (note 17)	4,901	187	4,488
Net cash used in continuing operating activities	(25,662)	(15,870)	(2,630)
Net cash provided by discontinued operating activities	132	23,827	15,564
Net cash provided by (used in) operating activities	(25,530)	7,957	12,934

Cash flows from financing activities
Repayment of long-term debt	(751)	(718)	(655)
Issuance of shares pursuant to the exercise of stock options	33	81	130
Share issue expenses	(366)	(112)	(108)
Net cash used in continuing financing activities	(1,084)	(749)	(633)
Net cash provided by (used in) discontinued financing activities	(230)	(7,825)	89,558
Net cash provided by (used in) financing activities	(1,314)	(8,574)	88,925

Cash flows from investing activities
Purchase of short-term investments	(6,180)	(79,300)	(25,945)
Proceeds from sale of short-term investments	33,405	49,267	26,771
Proceeds from sale of a long-term investment	—	1,387	—
Business acquisitions, net of cash and cash equivalents acquired	—	(32)	(37)
Purchase of property, plant and equipment	(3,702)	(1,845)	(1,114)
Proceeds from sale of property, plant and equipment	729	—	—
Acquisition of amortizable intangible assets	(67)	(5)	(558)
Net cash provided by (used in) continuing investing activities	24,185	(30,528)	(883)
Net cash provided by (used in) discontinued investing activities	2,238	11,878	(94,699)
Net cash provided by (used in) in investing activities	26,423	(18,650)	(95,582)

Effect of exchange rate changes on cash and cash equivalents	1,337	1,356	(2,748)

Net change in cash and cash equivalents	916	(17,911)	3,529

Cash and cash equivalents – Beginning of year	9,356	27,267	23,738

Cash and cash equivalents – End of year	10,272	9,356	27,267

Cash and cash equivalents related to:
Continuing operations	10,272	8,939	12,234
Discontinued operations	—	417	15,033

	10,272	9,356	27,267

Cash and cash equivalents components:	10,195	9,174	27,093
Cash	77	182	174
Cash equivalents	10,272	9,356	27,267

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

1                      Incorporation and nature of activities

Æterna Zentaris Inc. (“Æterna Zentaris” or the “Company”), incorporated under the Canada Business Corporations Act, is a global biopharmaceutical company focused on endocrine therapy and oncology with expertise in drug discovery, development and commercialization.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The two highest priority clinical programs are our lead value driver, cetrorelix for benign prostatic hyperplasia (BPH) and our lead oncology program, AEZS-108 for endometrial and ovarian cancers.

2                      Summary of significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These financial statements differ in certain respects from those prepared in accordance with United States generally accepted principles (US GAAP) and do not provide certain disclosures which would be found in US GAAP financial statements, as permitted by the regulations of the Securities and Exchange Commission of the United States. These recognition, measurement differences and disclosure differences as it relates to the Company are described in note 24 “Summary of differences between generally accepted accounting principles in Canada and in the United States”.

Evaluation of Going Concern, Results of Operations, and Management’s Plans:

After reviewing its strategic plan and the corresponding budget and forecasts, management believes that the Company currently has sufficient cash and cash equivalents to fund planned expenditures and execute its focused strategy for at least the next 12 months. Management expects to derive additional cash from potential sale of non-core assets and financing.

Basis of consolidation

These consolidated financial statements include all companies in which the Company, directly or indirectly has more than 50% of the voting rights or over which it exercises control. Companies are included in the consolidation from the date that control is transferred to the Company while companies sold are excluded from the consolidation from the date that control ceases. The purchase method of accounting is used to account for acquisitions. Intercompany transactions, balances and unrealized gains and losses on transactions between the companies included in the basis of consolidation are eliminated.

Investments in affiliated companies

Investments in companies over which the Company is to exercise significant influence, generally participation of between 20% and 50% of the voting rights, but over which it does not exercise control, are accounted for by using the equity method. The Company’s share of its affiliated results of operations is recognized in the statement of earnings.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the allowance for doubtful accounts, provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets, the valuation of intangible assets and goodwill, the fair value of options granted and employee future benefits and certain accrued liabilities. Actual results could differ from those estimates.

Foreign currency translation

Reporting currency and self-sustaining subsidiaries

The Company uses the US dollar as its reporting currency. Assets and liabilities of the Company and its self-sustaining subsidiaries whose functional currency is other than the US dollar are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Translation gains and losses are included in the statement of comprehensive income.

Foreign currency transactions and integrated foreign subsidiaries

The financial statements of integrated foreign operations and transactions denominated in currencies other than the functional currency are re-measured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are re-measured, in the functional currency, at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are re-measured at historical rates, unless such assets and liabilities are carried at market, in which case, they are translated at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are re-measured at the monthly average exchange rate. Transaction gains and losses resulting from such re-measurement are reflected in the statements of earnings.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, exclusive of bank advances, as well as all highly liquid short-term investments. The Company considers all highly liquid short-term investments having a term of less than three months at the acquisition date to be cash equivalents.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Short-term investments

Short-term investments consist mainly of bonds which do not meet the Company’s definition of cash and cash equivalents.

In accordance with the new requirements of Canadian Institute Chartered Accountants (CICA) 3855 “Financial Instruments”, adopted by the Company on January 1, 2007, short-term investments are classified as available-for-sale investments. The Company recognizes transactions on the settlement date. These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in “Comprehensive income”. Upon the disposal or impairment of these investments, these gains or losses are reclassified in the consolidated statement of earnings. See note 3.

Prior to 2007, short-term investments were valued at the lower of amortized cost and market value.

Inventory

Inventory is valued at the lower of cost and market value. Cost is determined using the first in, first out basis. Cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work in progress.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation. Depreciation is calculated using the following methods and annual rates:

	Methods	Annual rates %

Building	Straight-line	5
Equipment	Declining balance and straight-line	20
Office furniture	Declining balance and straight-line	10 and 20
Computer equipment	Straight-line	25 and 33 1/3
Automotive equipment	Straight-line	20
Leasehold improvements	Straight-line	Remaining lease term

Deferred charges

Deferred charges relate to deferred upfront payments made by a subsidiary in connection with research and development collaborations, and to financing charges with regard to the filing of a shelf-prospectus during 2007. These deferred charges are included in the statement of earnings over the progress of the research and development work related to the contracts and over the term of the convertible term loans, respectively. Financing charges are included in the Share Capital as soon as the financing is completed, at the latest in 2009.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Intangible assets

Intangible assets with finite useful lives consist of in-process research and development, acquired in business combinations, patents and trademarks, as well as technology and other. Patents and trademarks represent costs, including professional fees, incurred for the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants and accumulated amortization. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process research and development and patents, ten years for trademarks and from three to ten years for technology and other.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. Goodwill is not amortized and is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based upon discounted cash flows, exceeds the net carrying amount of that reporting unit as of the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the sum of the discounted cash flows, a second test must be performed whereby the fair value of the segment’s goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Impairment of long-lived assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which fair value is determined based upon discounted cash flows or appraised values, depending on the nature of assets.

Employee future benefits

The Company’s subsidiary in Germany maintains defined contribution and unfunded defined benefit plans as well as other benefit plans for its employees. Its obligations are accrued under employee benefit plans and the related costs. In this regard, the following policies have been adopted:

•                       The cost of pension and other benefits earned by employees is actuarially determined using the projected unit credit method and benefit method prorated on length of service and management’s best estimate of salary escalation, retirement ages of employees and employee turnover.

•                       The net actuarial gain (loss) of the benefit obligation is recorded in the statement of earnings as it arises.

For defined contribution plans, the pension expenses recorded in the statement of earnings is the amount of contribution the Company is required to pay for services rendered by employees.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Deferred revenues

Deferred revenues relate to upfront payments received by a subsidiary in connection with research cooperation agreements. These revenues are included in the statement of earnings based on the progress of the research and development work related to the contracts.

Revenue recognition

The Company is currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. The existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value. Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value or using the residual method, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligations and collectability of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. This progress is based on estimates of total expected time or duration to complete the work which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage of revenue earned to date.

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectability is assured, and when there are no significant future performance obligations in connection with the milestones.

In those instances where the Company has collected upfront or milestone payments but has ongoing future obligations related to the development of the drug product, management considers the milestone payments and the remaining obligations under the contract as a single unit of accounting. In those circumstances where the collaboration does not require specific deliverables at specific times or at the end of the contract term, but rather the Company’s obligations are satisfied over a period of time, revenue recognition is deferred and amortized over the period of its future obligations.

Royalty revenue, based on a percentage of sales of certain declared products sold by third parties, is recorded when the Company has fulfilled the terms in accordance with the contractual agreement, has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and collection is reasonably assured.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Stock-based compensation costs

Since January 1, 2003, the Company accounts for all forms of employee stock-based compensation using the fair value-based method.

The fair value of stock options is determined using the Black-Scholes option pricing model and stock-based compensation expense is recognized over the vesting period of the options and credited to Other Capital, and any consideration received by the Company on the exercise of stock options is credited to Share Capital. Other capital component of the stock-based compensation is transferred to Share Capital upon the issuance of shares.

Prior to this date, no stock-based compensation costs were recognized for grants of stock-based awards to employees. However, the Company is required to disclose pro forma information with respect to net earnings and net earnings per share as if stock-based compensation costs were recognized in the financial statements for all reporting years using the fair value-based method for outstanding stock options granted during 2002 (note 16).

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted and enacted tax rates expected to apply in the years in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is not more likely than not that some or all of the future income tax assets will be realized.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are capitalized and amortized against operations over the estimated period of benefit. No costs have been deferred during any periods.

Research and development tax credits and grants

The Company is entitled to scientific research and experimental development (“SR&ED”) tax credits granted by the Canadian federal government (“Federal”) and the government of the Province of Québec (“Provincial”). Federal SR&ED tax credits are earned on qualified Canadian SR&ED expenditures at a rate of 20% and can only be used to offset Federal income taxes otherwise payable. Refundable Provincial SR&ED tax credits are generally earned on qualified SR&ED salaries, subcontracting and university contract expenses incurred in the Province of Québec, at a rate of 17.5%.

SR&ED tax credits and grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred. The refundable portion of SR&ED tax credits is recorded in the year in which the related expenses or capital expenditures are incurred and the non-refundable portion of SR&ED tax credits and grants is recorded at such time, provided the Company has reasonable assurance the credits or grants will be realized.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Earnings (loss) per share

Basic net earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and convertible term loans. This method requires that diluted net earnings (loss) per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3                      New accounting standards

Accounting changes

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes”. This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below.

Financial instruments

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 “Financial Instruments – Recognition and measurement”, section 3865 “Hedges”, section 1530 “Comprehensive Income” and section 3251 “Equity”.

Section 3855 expands on section 3860 “ Financial Instrument - Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosure is necessary when it is applied.

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 “Surplus” has been revised as Section 3251 “Equity”. Sections 1530, 3251, 3855 and 3865 were adopted by the Company on January 1, 2007.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Recognition of financial assets and liabilities

Following the adoption of Section 3855, the Company classified its financial instruments as follows:

Cash	Held for trading
Short-term investments	Available-for-sale securities
Accounts receivable	Loans and receivable
Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities

Short-term investments

The short-term investments are classified as available-for-sale investments. The Company recognizes transactions on the settlement date.

These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in “Comprehensive income”. Upon the disposal or impairment of these investments, these gains or losses are reclassified in the consolidated statement of earnings.

As a result of the application of CICA 3855, a difference of $41,000 between the carrying amount and the fair value of investments classified as available-for-sale is recognized as an adjustment to the opening balance of “Accumulated other comprehensive income”, net of income taxes.

Effective interest rate method

Premiums and discounts on short-term investments and long-term debt are accounted for using the effective interest rate method.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The impact of the use of the effective interest rate method amounted to $587,000 and was recognized as an adjustment to the opening balance of deficit, net of income taxes.

Transition

The Company has elected to use January 1 2003, as the transition date for embedded derivatives

The recognition, derecognition and measurement methods used other than the adjustment described above for the short-term investments and the long-term debt, have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

General standards of financial statement presentation

In May of 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

The amendments to Section 1400 apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company’s management has elected to early adopt this requirement; adoption was effective on January 1, 2007 and the related disclosure is provided in Note 2.

Impact of accounting pronouncements not yet adopted

Capital Disclosure

The CICA issued Section 1535, “Capital Disclosures”. This standard establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new requirements will be effective starting January 1, 2008. Although the new standard provides for additional disclosure only, with no measurement impact, the Company is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Financial Instruments – Disclosures and Financial Instruments - Presentation

The CICA issued Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861, “Financial Instruments – Disclosure and Presentation”. The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company’s financial instruments. The presentation requirements are carried forward unchanged. These new standards will be effective starting January 1, 2008. Although the new standard provides for additional disclosure only, with no measurement impact, the Company is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

Inventories

The CICA issued Section 3031, “Inventories” which will replace existing Section 3030 with the same title. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

4                      Distribution of the remaining interest in Atrium Biotechnologies Inc.

During 2006, the Company completed a lengthy and detailed review process whereby it examined a number of strategic alternatives for how best to pursue and implement its business plan of becoming a “pure play” biopharmaceutical company with a focus on endocrine therapy and oncology. Among the alternatives considered was the divestiture of Æterna Zentaris’ interest in Atrium Biotechnologies Inc., now Atrium Innovation Inc. (“Atrium”) and the resulting focus on advancing its development pipeline.

On September 19, 2006, the Company initiated a Secondary Offering to sell 3,485,000 Atrium Subordinate Voting Shares at a price of CAN$15.80 per share.

On October 18, 2006, the Company closed this Secondary Offering for net proceeds of $45 million. The gain on the disposal of this investment amounted to $29,248,000 including $1,643,000 related to cumulative translation adjustments.

Concurrently with the closing of the Secondary Offering and in accordance with the articles of Atrium, the Company’s remaining Atrium Multiple Voting Shares were automatically converted into Atrium Subordinate Voting Shares on a one-for-one basis such that the Company subsequently owned 11,052,996 Atrium Subordinate Voting Shares representing approximately 36.1% of the issued and outstanding shares of Atrium.

As of October 18, 2006, Atrium was excluded from the consolidation since the Company’s control ceased. Furthermore, given the distribution of the remaining Atrium shares discussed below, all historical operations and cash flows recorded through the consolidation of Atrium until that date have been reported as discontinued operations and therefore, these operations and cash flows are presented as such in the statement of earnings and in the statement of cash flows.

On December 15, 2006, the Company’s shareholders approved a reduction in the stated capital of the Company in an amount equal to the fair market value of its remaining interest in Atrium for the purpose of effecting a special distribution in kind of all 11,052,996 subordinate voting shares of Atrium held by the Company. On January 2, 2007, Æterna Zentaris’ shareholders received approximately 0.2079 of an Atrium subordinate voting share for each one of their common shares.

This special distribution has been accounted for as a nonreciprocal transfer to shareholders measured at the carrying value of the investment in Atrium on January 2, 2007. As the special distribution is considered as a taxable transaction for the Company and treated as a reduction of the stated capital for tax purposes, the share capital of the Company has been reduced by the fair value of the Atrium shares distributed of $137,959,000, the long-term investment in Atrium $57,128,000 has been removed from the balance sheet and the difference, taking into account the related income taxes of $15,333,000 and cumulative translation adjustment of $5,624,000, has been recorded as Other Capital for an amount of $71,122,000.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

For the years ended December 31, 2007, 2006 and 2005, previously consolidated revenues and expenses of Atrium, representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified from continuing operations to discontinued operations, as follows:

	Years ended December 31,
	2007	2006	2005
	$	$	$

Revenues	—	239,535	200,863

Earnings before the following items	—	28,360	21,414

Gain on disposal of Atrium shares	—	29,248	—
Income tax expense (a)	—	(19,923)	(6,838)
Gain (loss) on dilution of investments (b)	—	(628)	19,002

Earnings before non-controlling interest	—	37,057	33,578

Non-controlling interest	—	(10,967)	(7,064)

Net earnings from discontinued operations	—	26,090	26,514

(a)               In 2006, an amount of $7,006,000 is related to the gain on disposal of Atrium shares and an amount of $5,692,000 is related to future income tax liabilities on unremitted earnings of Atrium.

(b)              Gain (loss) on dilution of investments

Following the exercise of Atrium’s stock options, Atrium issued 627,500 subordinate voting shares between January 1 and October 18, 2006. As a consequence, a loss on dilution amounting to $628,000 was recognized.

On April 6, 2005, Atrium completed its Initial Public Offering through the issuance of 4,166,667 subordinate voting shares at a price of CAN$12.00 per share for total gross proceeds of $40,957,000 (CAN$50,000,000). Immediately prior to the closing of the aforementioned offering, Atrium completed the acquisition of the non-controlling interest in Unipex Finance S.A.S. for an amount of $7,289,000. This amount was settled through the issuance of 741,584 subordinate voting shares of Atrium at the offering price of CAN$12.00 per share. Moreover, pursuant to the acquisition of Douglas Laboratories by Atrium in December 2005, Atrium issued 917,532 subordinate voting shares at a price of CAN$10.95 per share. Following the exercise of Atrium’s stock options during 2005, Atrium also issued 387,000 subordinate voting shares at an average price of CAN$2.28 for total proceeds of $884,000. As a consequence of these transactions, the Company’s economic interest in Atrium decreased from 61.1% to 48.46%, generating a gain on dilution of investments amounting to $19,002,000.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

5                      Acquisition and disposal of Echelon Biosciences Inc.

On January 1, 2005, the Company completed the acquisition of 100% of the issued and outstanding common shares of Echelon Biosciences Inc. (“Echelon”) for a total consideration of $2,935,522, of which an amount of $36,718 including all acquisition-related costs, was paid cash, net of cash and cash equivalents acquired of $161,734, and the balance was paid through the issuance of 443,905 common shares of the Company, the price per share corresponded to the weighted moving average trading prices of the Company for the last fifteen consecutive trading days ending on December 31, 2004. The acquisition was subject to contingent payments specified in the agreement for an approximate amount of $3,500,000 of which an amount of $2,900,000 was payable in shares and the balance of $600,000 payable in cash at the latest in January 2008, based on contractual conditions being met. During 2005, an amount of $196,000 had been recorded as contingent consideration payable, thus having the effect of increasing goodwill. This amount has been settled through a cash payment of $32,000 and the issuance of 23,789 common shares of the Company. As of January 1, 2008 the remaining conditions were not met, and as such, no additional consideration will be paid.

During 2007, the Company continued its review process whereby it examined a number of strategic alternatives for how best continue the pursuit and implementation of  its business plan of becoming a “pure play” biopharmaceutical company with a focus on endocrine therapy and oncology. Among the alternatives considered was the divestiture of Æterna Zentaris’ investment in Echelon and the resulting focus on advancing its development pipeline.

At September 30, 2007, the Company performed a preliminary impairment test on the goodwill related to Echelon. According to the preliminary test results, an estimated impairment loss of $500,000 was recorded.

On November 30, 2007, Æterna Zentaris sold all issued and outstanding shares of Echelon to Frontier Scientific, Inc. for an upfront payment of $2,600,000 and a $600,000 contingent consideration. From that date, Echelon was excluded from the consolidation, and all historical operations and cash flows recorded through the consolidation of Echelon until that date have been reported as discontinued operations. The contingency consideration is based on the Echelon reaching specific sales levels in 2008 and 2009.

For the years ended December 31, 2007, 2006 and 2005, consolidated revenues and expenses of Echelon have been reclassified from continuing operations to discontinued operations, as follows:

	Years ended December 31,
	2007	2006	2005
	$	$	$

Revenues	2,358	2,593	2,391

Loss before the following items	(206)	(369)	(577)

Goodwill impairment	(500)	—	—
Loss on disposal of Echelon shares, net of cumulative translation adjustment	(44)	—	—
Income tax recovery	491	92	116
Net loss from discontinued operations	(259)	(277)	(461)

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Major classes of assets and liabilities as of December 31, 2006 have been reclassified and are presented as discontinued operations as follows:

$
Assets

Current assets
Cash	417
Other current assets	730

Current assets of discontinued operations	1,147

Intangible assets	1,755

Goodwill	1,239

Property, Plant & Equipment	431

Non-current assets of discontinued operations	3,425

4,572

Liabilities

Current liabilities of discontinued operations	319

Long-term debt	17

Future Income Tax Liabilities	598

Non-current liabilities of discontinued operations	615

934

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

6                      Long-lived assets held for sale

During 2007, the Company continued its review process whereby it examined a number of strategic alternatives for how best continue the  pursuit and implementation of  its business plan of becoming a “pure play” biopharmaceutical company with a focus on endocrine therapy and oncology. As part of its strategy to finance with non-dilutive vehicles, using non-core assets, the Company decided to dispose of its building and land located in Quebec City, as well as its rights to intangible property, Impavido (Miltefosine) and certain equipment. As at December 31, 2007, the assets reclassified as “long-lived assets held for sale”, are as follows:

Asset	Cost	Accumulated depreciation and amortization	Net Book Value
	$	$	$
Building and Land	11,181	3,919	7,262
Equipment	1,347	1,164	183
Intangible property	11,851	5,297	6,554

Total assets held for sale	24,379	10,380	13,999

The Company estimates that the net realizable value of all the assets exceeds their carrying value. Furthermore, at the time when the assets were considered held for sale, all amortization or depreciation ceased.

Following an estimation of the fair value by Management after having received certain preliminary offers by third parties, the Company recorded an impairment charge of $735,000 (CAN$729,000) against the asset related to the building and land held for sale. The Company expects to complete a sale transaction in the first six months of 2008.

In 2006, following the decision to terminate the pharmaceutical development of one of its products, the Company recorded an impairment on related manufacturing equipment in order to bring it down to its fair value, which was based on the Company’s best estimate of the realisable value. Accordingly, during 2006, an amount of $1,060,856 has been recorded as an impairment loss included in depreciation of property, plant and equipment. The Company sold some of these assets in 2007 and is now actively in the process of selling the remainder of this equipment and estimates that the assets will be sold within the next year, at a net selling price which exceeds their carrying value.

On March 1, 2008, the Company entered into a definite purchase and sale agreement with respect to all rights related to the manufacture, production, distribution, marketing, sale and/or use of Impavido® (miltefosine) with Paladin Labs Inc., for an aggregate purchase price of approximately $9,200,000 (CAN$9,125,000) payable in cash, subject to certain post-closing purchase price adjustments.

Completion of the transactions contemplated by the purchase agreement is subject to customary closing conditions, including the parties having received certain third-party consents and approvals. The sale is anticipated to be finalized early in the first six months of 2008.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

7                      Other receivables

	As at December 31,
	2007	2006
	$	$

Interest	272	592
Grants *	1,060	857
Research and development tax credits recoverable	252	103
Commodity taxes	453	880
Other	1,007	301

	3,044	2,733

*                      These grants represent a holdback of a contribution from a federal program called Technology Partnerships Canada (“TPC”). The Company received a contribution equivalent to 30% of the eligible expenses incurred by the Company in the development of an angiogenesis inhibitor in oncology, dermatology and ophthalmology. Since the pharmaceutical development has been terminated, the Company does not expect to make any reimbursements in connection with this program.

8                      Inventory

	As at December 31,
	2007	2006
	$	$

Raw materials	3,399	3,233
Work in progress	1,602	1,070
Finished goods	405	741

	5,406	5,044

9                      Deferred charges and other long-term assets

	As at December 31,
	2007	2006
	$	$

Deferred charges	1,051	1,151
Other	390	203

	1,441	1,354

Included in the above deferred charges is $392,000 of cost related to the filing of a shelf prospectus on September 19, 2007.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

10               Property, plant and equipment

	As at December 31,
	2007		2006
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
	$	$	$	$

Land	—	—	52	—
Building (note 6)	—	—	11,031	3,280
Equipment	9,379	3,923	10,997	6,867
Office furniture	1,261	648	641	492
Computer equipment	1,174	805	1,047	840
Automotive equipment	38	36	32	30
Leasehold improvements	1,170	150	719	9

	13,022	5,562	24,519	11,518
Less:
Accumulated depreciation	5,562		11,518

Net amount	7,460		13,001

11               Intangible assets

	As at December 31,
	2007		2006
	Cost	Accumulated amortization	Cost	Accumulated Amortization
	$	$	$	$

In-process research and development, patents and trademarks (note 6)	47,758	17,514	55,388	18,187
Technology and other	740	593	619	469

	48,498	18,107	56,007	18,656

Less: Accumulated amortization	18,107		18,656

Net amount	30,391		37,351

In 2006, following the decision to terminate the pharmaceutical development of certain products, the Company recorded an impairment on certain patents and trademarks. Accordingly, an amount of $1,815,172 has been recorded as an impairment loss included in amortization of intangible assets.

The amortization expense for intangible assets in each of the next five fiscal years will amount to $3,191,000 in 2008, $3,181,000 in 2009, $3,153,000 in 2010, 2011 and 2012.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

12               Goodwill

The change in the carrying value is as follows:

	Continuing operations	Discontinued operations
	$	$

Balance as at December 31, 2005	8,559	110,610

Acquisitions	—	6,623
Adjustments	—	(2,109)
Impact of foreign exchange rate	950	2,520
Reduction of goodwill related to the sale of shares of Atrium (note 4)	—	(116,405)

Balance as at December 31, 2006	9,509	1,239

Impact of foreign exchange rate	983	212
Reduction and impairment of goodwill related to disposal of Echelon (note 5)	—	(1,451)

Balance as at December 31, 2007	10,492	—

13               Accounts payable and accrued liabilities

	As at December 31,
	2007	2006
	$	$

Trade payable	11,404	6,962
Salaries and employee benefits	1,628	1,095
Other accrued liabilities	3,052	1,678

	16,084	9,735

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

14               Long-term debt

	As at December 31,
	2007	2006
	$	$
Loan from the federal and provincial governments, nominal value of CAN$800 discounted at an effective rate of 8.43% (CAN $769 in 2007, and CAN$1,600 in 2006) non-interest bearing, payable in five annual equal and consecutive instalments since July 2004.	775	1,373

Less: Current portion	775	686

	—	687

The principal instalment due on long-term debt for the next year amounts to $775,000 in 2008.

15               Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependant pensions.

The following table provides a reconciliation of the changes in the plans’ accrued benefits obligations:

	Pension benefit plans			Other benefit plans
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Obligation – Beginning of year	7,547	6,932	5,634	620	523	398

Current service cost	352	293	200	29	39	23
Interest cost	269	293	269	52	22	19
Actuarial loss (gain)	(490)	(674)	1,748	104	53	182
Benefits paid	(70)	(64)	(65)	(81)	(70)	(43)
Effect of foreign currency exchange rate changes	782	767	(854)	70	53	(56)

Obligation – End of year	8,390	7,547	6,932	794	620	523

Expenses (recovery) recognized	131	(88)	2,217	185	114	224

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The significant actuarial assumptions adopted to determine the Company’s accrued benefits obligations are as follows:

	Pension benefit plans			Other benefit plans
Actuarial assumptions	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%

Discount rate for expenses	4.50	4.00	5.25	4.50	4.00	5.25
Discount rate for liabilities	5.70	4.50	4.00	5.70	4.50	4.00
Pension benefits increase	2.00	1.25	1.25	2.00	1.25	1.25
Rate of compensation increase	2.75 to 3.75	2.75 to 3.75	2.75 to 3.75	2.75	2.75	2.75

The last actuarial reports give effect to the pension and postemployment benefit obligations as at December 31, 2007. The next actuarial reports are planned for December 2008.

In accordance with the assumptions used as at December 31, 2007, the benefits expected to be paid in each of the next five fiscal years will amount to $135,114 in 2008, $303,725 in 2009, $307,736 in 2010, $349,426 in 2011 and $474,368 in 2012. Furthermore, total benefits amounting to $2,707,485 are expected to be paid from 2013 to 2017.

Cash required in the next year to fund the plans will approximate the amount of expected benefits.

Defined contribution plans

Total expenses amount to $285,824 in 2007 ($263,810 in 2006 and $215,788 in 2005) for defined contribution pension plans.

The Company also sponsors a 401K plan in its U.S. subsidiary. Under this plan, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make discretionary profit sharing contribution. During the year ended December 31, 2007, the Company did not record any contribution.

Total cash payments for employee future benefits in 2007, consisting of cash contributed by the Company to its defined contribution plans as well as direct payments to retired employees, amount to $436,696 ($398,340 in 2006 and $323,382 in 2005).

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

16               Share capital

(a)               Authorized

Unlimited number of shares of the following classes:

Common, voting and participating, one vote per share

Preferred, first and second ranking, issuable in series, with rights and privileges specific to each class.

As at December 31, 2007, there are no preferred shares issued and outstanding.

(b)              Issued

	As at December 31,
	2007		2006		2005
	Number	Amount	Number	Amount	Number	Amount
		$		$		$

Common shares
Balance – Beginning of year	53,169,470	168,466	46,139,814	130,344	45,670,909	127,585
Conversion of convertible term loans	—	—	6,955,088	37,786	—	—
Issued pursuant to the stock option plan	18,000	33	22,000	81	25,000	130
Ascribed value from Other Capital	—	26	—	29	—	—
Issued pursuant to the acquisition of a patent from a senior officer (note 21)	—		28,779	175	—	—
Issuance pursuant to acquisition of Echelon			23,789	163	443,905	2,737
Reduction of the stated capital (note 4)	—	(137,959)	—	—	—	—
Share issue expenses	—		—	(112)	—	(108)

Balance – End of year	53,187,470	30,566	53,169,470	168,466	46,139,814	130,344

(c)               Common share issues

Pursuant to the exercise of stock options, the Company issued, during fiscal 2007, 18,000 common shares for total proceeds of $33,200. In the prior fiscal year 2006, 22,000 common shares were issued for total proceeds of $81,000. Consequently, stock-based compensation costs of $26,000 ($29,000 in 2006) relating to those exercised options have been reclassified from other capital to share capital.

On February 14 and 17, 2006, the Solidarity Fund QFL (the “Fund”) and SGF Santé inc. (“SGF”) have respectively exercised their right to early convert the entirety of their convertible term loans in the principal amount of CAN$12.5 million each that they had extended to the Company in April 2003 and that were to mature on March 31, 2006. In accordance with the terms of the convertible term loans, and additional arrangements between the Company, the Fund and SGF, Æterna Zentaris has issued to each of the loan holders 3,477,544 of its common shares upon conversion of their loans, representing the principal and interest due to the stated maturity date under the loans, based on the conversion price that had been agreed upon in the loan agreements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

For accounting purposes, the convertible term loans are separated between debt and equity, the equity portion representing the value of the holders’ conversion options. As a consequence of this transaction, the Company recorded a loss on settlement of long-term debt amounting to $599,190, representing an inducement to the original terms of the loan agreements. An amount of $280,000 was recorded in the statement of deficit, and the remainder was charged to expense in the statement of earnings and was included in the accretion on convertible term loans in the statement of cash flows.

(d)              Shareholder right plan

On March 29, 2004, the Company adopted a shareholder right plan (the “Rights Plan”). The continuation of the Rights Plan and its amendments and restatement has been approved by the Board of Directors on March 5, 2007. The rights issued to the shareholders under the Rights Plan will be exercisable, under certain conditions, only when a person or entity, including any related party(ies), acquires or announces his (its) intention to acquire more than twenty (20) percent of the outstanding common shares of the Company (as such, shares may be redesignated or reclassified) without complying with the “permitted bid” provisions of the Rights Plan or without approval of the Company’s Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with its related party(ies), to purchase common shares of the Company at a fifty (50) percent discount to the market price of the Company’s shares at that time.

(e)               Company’s stock option plan

In December 1995, the Company’s Board of Directors adopted a stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators providing services to the Company. The number of shares that are issuable under the Stock Option Plan was amended by a resolution adopted by the shareholders on May 2, 2007. This resolution increased the Plan’s limit specifying the limit of options from 4,543,744 to ten percent (10%) of the outstanding shares.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

On May 23, 2007, the Toronto Stock Exchange accepted a stock option pool totalling $5,317,947. In 2007, 870,000 options were granted in U.S. dollars and 815,000 options were granted in Canadian dollars. Options granted under the Stock Option Plan expire after a maximum period of ten years following the date of grant. Options granted under the Stock Option Plan generally vest over a three-year period. The following table summarizes the stock option activity under the Stock Option Plan:

	2007		2006		2005
Canadian dollar denominated awards	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance – Beginning of year (*)	3,490,092	4.00	3,843,592	6.16	3,480,592	6.58
Granted	815,000	3.24	45,000	6.41	686,500	5.63
Exercised	(18,000)	1.96	(22,000)	3.98	(25,000)	6.31
Expired	—	—	(346,000)	7.68	(65,000)	8.34
Forfeited	(151,000)	4.93	(30,500)	6.21	(233,500)	10.31

Balance – End of year	4,136,092	3.83	3,490,092	6.02	3,843,592	6.16

Options exercisable – End of year	3,300,593	4.02	2,736,099	5.88	2,260,930	6.17

(*)              Following the one-time distribution of the Company’s remaining interest in Atrium on January 2, 2007 and as contemplated under the Stock Option Plan (see note 4), the Board of Directors of the Company approved an equitable adjustment to all unexercised options outstanding pursuant to the Stock Option Plan. The adjustment was a reduction in the exercise price of all outstanding stock options of CAN$2.02 per common share. Furthermore, in 2007 the Board of Directors approved the extension of the option period from 1 month to 3 years on 875,000 options in connection with the departure of executive members.

The total intrinsic value for stock options exercised amounted to CAN$24,040 in 2007 (CAN$68,959 in 2006 and CAN$28,750 in 2005) There is no tax benefit realized by the Company as the compensation cost related to stock options is not deductible for income tax purposes.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The following table summarizes the stock options outstanding as at December 31, 2007:

	Options outstanding
Exercise price (CAN$ )	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Global intrinsic value

1.68 to 2.50	1,311,593	6.74	1.88	Nil
2.51 to 3.75	1,062,500	6.13	3.56	Nil
3.76 to 5.50	669,666	7.12	4.47	Nil
5.51 to 6.00	798,000	6.27	5.83	Nil
6.01 to 8.88	294,333	4.41	6.59	Nil

	4,136,092	6.39	3.83	Nil

	Options currently exercisable
Exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Global intrinsic value

1.68 to 2.50	939,924	1.91	Nil
2.51 to 3.75	862,498	3.56	Nil
3.76 to 5.50	405,838	4.44	Nil
5.51 to 6.00	798,000	5.83	Nil
6.01 to 8.88	294,333	6.59	Nil

	3,300,593	4.02	Nil

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

	2007		2006		2005
US dollar denominated awards	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance – Beginning of year	—	—
Granted	870,000	2.79

Balance – End of year	870,000	2.79	—	—	—	—

Options exercisable – End of year	—	—	—	—	—	—

	Options outstanding
Exercise price (US$ )	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Global intrinsic value

1.68 to 2.50	375,000	9.95	1.82	Nil
2.51 to 3.75	470,000	9.27	3.50	Nil
3.76 to 5.50	25,000	9.35	3.96	Nil

	870,000	9.56	2.79	Nil

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

As at December 31, 2007, the total compensation cost related to nonvested stock options not yet recognized amounted to $1,366,409 ($1,071,651 in 2006). This amount is expected to be recognized over a weighted average period of 1.88 years (1.34 years in 2006).

The Company settles stock options exercised through the issuance of common shares from treasury.

The factors considered in developing the assumptions used in the Black-Scholes option pricing model are the following:

(a)              The risk-free interest rate is based on Canadian Government Bond constant maturity interest rate whose term is consistent with the expected life of the stock options.

(b)             The historical volatility of the Company’s stock price as well as future expectations are used to establish the expected stock price volatility.

(c)              The Company estimates the expected life of stock options based upon employee’s historical data related to the exercise of stock options and post-vesting employment terminations.

Assumptions used in determining stock-based compensation costs

The table below shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	Years ended December 31,
	2007	2006	2005

Dividend yield	Nil	Nil	Nil
Expected volatility	57.2%	58.1%	62.1%
Risk-free interest rate	3.88%	4.06%	3.92%
Expected life (years)	4.62	5.77	5.80
Weighted average grant date fair value	US$1.93 and CAN$2.25	CAN$3.67	CAN$3.33
		—	—

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Had compensation costs been determined using the fair value method at the date of grant for awards granted in 2002 under this stock option plan, the Company’s pro forma net earnings, basic and diluted net earnings per share after giving effect to the grant of these options in 2002 are:

Year ended December 31,
2005
$

Pro forma net earnings	10,429
Pro forma net earnings per share
Basic	0.23
Diluted	0.23

17               Statements of cash flows

	Years ended December 31,
	2007	2006	2005
	$	$	$

Change in non-cash operating working capital items
Accounts receivable	1,371	2,686	1,474
Inventory	148	650	(534)
Prepaid expenses	(708)	263	(802)
Accounts payable and accrued liabilities	5,340	1,848	4,977
Income taxes	(1,250)	(5,260)	(627)

	4,901	187	4,488

See note 4 for details related to non-cash transactions of the distribution of the remaining interest in Atrium.

	Years ended December 31,
	2007	2006	2005
	$	$	$

Additional information
Interest paid
From continuing operations	—	4	34
From discontinued operations	9	7,784	1,908
Income taxes paid (recovered)
From continuing operations	(937)	5,756	709
From discontinued operations	7	8,698	6,084

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

18               Income taxes

The reconciliation of the combined Canadian federal and Québec provincial income tax rate to the income tax (expense) recovery from continuing operations is as follows:

	Years ended December 31,
	2007	2006	2005

Combined federal and provincial statutory income tax rate	32.02%	32.02%	31.02%

Income tax recovery based on statutory income tax rate	$10,886	$6,872	$4,613
Change in valuation allowance	(6,963)	22,644	(5,403)
Accretion on convertible term loans		(258)	(1,448)
Stock-based compensation costs	(635)	(679)	(739)
Difference in statutory income tax rate of foreign subsidiaries	(16)	994	(133)
Change in enacted rate used	(1,345)	2,428	2,780
Tax loss consolidation strategy (note 21)	—	(2,376)	(827)
Other	34	(588)	548

	$1,961	$29,037	$(609)

Loss before income taxes

The loss before income taxes from continuing operations is allocated as follows:

	2007	2006	2005
	$	$	$

Canada	(10,556)	(10,436)	(15,983)
Germany	(23,276)	(11,024)	1,110
United States	(166)	—	—

	(33,998)	(21,460)	(14,873)

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

	Years ended December 31,
	2007	2006	2005
	$	$	$

Income tax recovery (expense) is represented by:
Current	93	(123)	(89)
Future	1,868	29,160	(520)

	1,961	29,037	(609)

Current
Foreign	93	(123)	(89)

Future
Domestic	(284)	25,036	—
Foreign	2,152	4,124	(520)

	1,868	29,160	(520)

	1,961	29,037	(609)

Foreign operations are predominantly in Germany.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Significant components of future income tax assets and liabilities are as follows:

	As at December 31,
	2007	2006
	$	$

Future income tax assets
Current
Deferred revenues	1,738	2,303
Inventory	658	157
Operating losses carried forward	—	17,996
Research and development costs	—	1,497

	2,396	21,953

Long-term
Research and development costs	12,119	11,425
Share issue expenses	91	229
Operating losses carried forward	17,145	7,101
Property, plant and equipment	1,973	1,455
Intangible assets and goodwill	206	206
Employee future benefits	648	966
Deferred revenues	1,211	3,658
Other	144	—

	33,537	25,040

Valuation allowance	(23,289)	(13,337)

	10,248	11,703

	12,644	33,656

Future income tax liabilities
Long-term
Accounts receivable	48	11
Investment in an affiliated company	—	5,829
Property, plant and equipment	190	121
Deferred charges and other long-term assets	2,434	604
Intangible assets	9,376	14,798
Investment tax credits	573	629
Other	23	76

	12,644	22,068

Future income tax assets (liabilities), net	—	11,588

Classified as follows:
Future income tax assets	—	21,953
Future income tax liabilities	—	(10,365)

	—	11,588

As at December 31, 2007, the Company has estimated non-refundable research and development tax credits of $7,004,150 which can be carried forward to reduce Canadian federal income taxes payable and expire from 2011 to 2027. No tax benefit has been accounted for in connection with those credits.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

As at December 31, 2007, the Company had available operating losses in Canada. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial
	$	$

2010	3,275	Nil
2014	9,801	Nil
2015	6,936	Nil

	20,012	Nil

Furthermore, the Company had available operating losses in Germany amounting to $45M for which there is no expiry date.

The carryforwards and the tax credits claimed could be subjected to a review and a possible adjustment by tax authorities.

19               Segment information for continuing operations

Subsequent to the divestiture in Atrium in 2006, the Company operates in one single operating segment, being the biopharmaceutical segment.

Information by geographic region

Revenues by geographic region are detailed as follows:

	Years ended December 31,
	2007	2006	2005
	$	$	$

Canada	400	25	103
United States	5,911	4,094	4,553
Europe
Switzerland	23,316	20,681	19,567
United Kingdom	5,343	5,257	6,707
Netherlands	2,031	1,748	11,720
Other	70	809	108
Japan	1,862	6,114	—
Other	3,135	71	2,055

	42,068	38,799	44,813

Revenues have been allocated to geographic regions based on the country of residence of the related customers.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Customers who represent more than 10% of revenues are as follows:

	2007	2006	2005
	%	%	%

Customer 1	59	52	44
Customer 2	13	13	26
Customer 3	5	9	15

The following table presents revenues by source:

	2007	2006	2005
	$	$	$

Revenues
Sales and royalties	28,825	25,123	21,252
License fees	12,843	13,652	23,530
Other	400	24	31

	42,068	38,799	44,813

Long-lived assets by geographic region are detailed as follows:

	Years ended December 31,
	2007	2006
	$	$

Canada	7,643	8,821
United States	841	11
Germany	53,858	51,029

	62,342	59,861

Long-lived assets consist of property, plant and equipment, long-lived assets held for sale, intangible assets and goodwill.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

20               Earnings (loss) per share

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	2007	2006	2005
	$	$	$

Net earnings (loss) from continuing operations	(32,037)	7,577	(15,482)

Net earnings (loss) from discontinued operations	(259)	25,813	26,053

Impact of assumed conversion of dilutive stock options of Atrium	—	(754)	(552)

Net earnings (loss) from discontinued operations, adjusted for dilution effects	(259)	25,059	25,501

Net earnings (loss) adjusted for dilution effects	(32,296)	32,636	10,019

Basic weighted average number of shares outstanding	53,182,803	52,099,290	46,139,814

Dilutive effect of stock options	500,171	449,970	286,868

Diluted weighted average number of shares outstanding	53,682,974	52,549,260	46,426,682

Items excluded from the calculation of diluted net earnings (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	3,164,499	1,893,539	2,169,697
Common shares which would have been issued following the conversion of the convertible term loans	—	776,237	6,043,564

For the years ended December 31, 2007 and 2005, the diluted amounts per share were the same amounts as the basic amounts per share since the dilutive effect of stock options and convertible term loans was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted amounts per share for those years were calculated using the basic weighted average number of shares outstanding.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

21               Related party transactions

	2007	2006	2005
	$	$	$

Administrative revenues	Nil	35	33
Lease revenues	Nil	304	248
Subcontracting revenues and sales of raw materials	Nil	66	92
Subcontracting expenses	Nil	44	337
Patent acquired from a senior officer	Nil	175	—

On December 15, 2006, the Company’s shareholders approved a reduction in the stated capital of the Company in an amount equal to the fair market value of its remaining interest in Atrium for the purpose of effecting a special distribution in kind of all 11,052,996 Subordinate Voting Shares of Atrium held by the Company. This transaction was completed on January 2, 2007, thus eliminating the related party relationship.

These above transactions in 2006 and 2005 with our former subsidiary Atrium and a senior officer were in the normal course of operations. They were measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties. The price of the shares issued for the acquisition of the patent was based on the closing trading price of the Company’s shares on February 28, 2006, being the day before the signing of the agreement.

The transactions with Atrium include amounts that occurred before October 18, 2006 and that were previously eliminated from the consolidated financial statements but which will continue to occur after the disposal.

At the end of the year 2006, amounts due to and (from) the former subsidiary were payable (redeemable) on demand and resulted from the transactions mentioned above.

Tax loss consolidation strategy

On September 15, 2005, the Company obtained a one-day loan of $129 million from a financial institution to advance $129 million to its former subsidiary Atrium by way of a subordinate 7% interest-bearing promissory note. This note was unsecured and payable on demand.

On the same day, Atrium acquired $129 million in preferred shares from 4296672 Canada Inc., a wholly-owned subsidiary of the Company. The dividend rate on the preferred shares was 7.05%. 4296672 Canada Inc. used the proceeds to advance $129 million to the Company through an interest-free loan, payable on demand. Then, the funds were used by the Company to repay the one-day loan to the financial institution.

With respect to that arrangement that terminated in October 2006, when the Company ceased to be the controlling shareholder of Atrium, we had received a tax ruling delivered by Canada Revenue Agency. All transactions have been eliminated during the consolidation process and income tax savings resulting from the interest expense deduction have been presented as discontinued operations.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

22               Financial instruments

Short-term investments

	2007	2006
	$	$

Discount notes bearing interest at effective annual rates ranging from 3.94% to 4.23% in 2007 and at an annual rate of 4.29% to 4.31% in 2006, maturing on different dates from May to December 2008, in 2006 investments matured from March to June 2007.	5,178	8,649
Bonds, bearing interest at effective annual rates ranging from 2.81% to 4.43% in 2007 and from 2.81% to 4.43% in 2006, maturing on different dates from January to November 2008; and in 2006 from March 2007 to November 2008	25,937	42,901

	31,115	51,550

Short-term investments totalled CAN$30,844,000 in 2007 and CAN$60,076,000 in 2006.

Fair value

Cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The fair value of short-term investments is $31,115,066 ($51,589,289 in 2006). The fair value of long-term debt has been established by discounting the future cash flows at an interest rate corresponding to that which the Company would currently be able to obtain for loans with similar maturity dates and terms. The approximate fair value of long-term debt is $775,000 ($1,342,000 in 2006).

Foreign currency risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. As at December 31, 2007 and 2006, there are no significant forward exchange contracts outstanding.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality institutions and corporations. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $nil and $7,000 as at December 31, 2007 and 2006, respectively.

Interest rate risk

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Variable interest rate
Short-term investments	Fixed interest rate
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Long-term debt	Non-interest bearing

23               Commitments, contingencies and guarantee

The Company is committed to various operating leases for its premises plus service and manufacturing contract as follows:

	Minimum	Service &
	Lease	Manufacturing	Total
Year	Commitments	Commitments	Commitments
	$	$	$
2008	2,092	13,295	15,387
2009	2,172	6,652	8,824
2010	2,092	300	2,392
2011	2,098	—	2,098
2012 and beyond	2,072	—	2,072
Total	10,526	20,247	30,773

Rent expenses for operating leases, which may have escalating rentals over the term of the lease, are recorded on a straight-line basis over the term of the lease. The rent expense under the operating leases for the periods ending December 31, 2007, 2006 and 2005 was respectively $1,937,000, $1,878,000 and $1,545,000.

In October 2004, the Company entered into a $2.5 M (€1.75 M) bank guarantee in favour of one of its landlords in Germany with respect to the Company’s lease obligation. This guarantee will mature in 2009.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings mainly related to contract terminations, employee lay-offs and other employee-related matters. As at December 31, 2007 there are no known or anticipated contingencies or disputes pending against the company.

24               Summary of differences between generally accepted accounting principles in Canada and in the United States

As a company listed on the NASDAQ Global Market, the Company is required to reconcile its financial statements for significant measurement differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States (SEC) are also provided in the accompanying financial statements and notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X of the SEC not already provided in the accompanying financial statements.

The following summary sets out the material adjustments to the Company’s reported net earnings (loss), net earnings (loss) per share and shareholders’ equity which would be made to conform with U.S. GAAP:

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Statements of Earnings

		Years ended December 31,
		2007	2006	2005
		$	$	$
Net earnings (loss) for the year under Canadian GAAP		(32,296)	33,390	10,571
Accretion on convertible term loans	(c)	—	502	4,479
Loss on conversion of convertible term loans	(c)	—	(280)	—
Amortization of in-process R&D	(a)	1,546	2,348	1,610
Other	(b)	—	(10)	(32)
Reclassification adjustment related to the sale of Echelon	(e)	(754)	—	—
Deferred taxes	(d)	(5,430)	(959)	—
Income tax effects of the above adjustments		(494)	(729)	(658)

Net earnings (loss) for the year under U.S. GAAP		(37,428)	34,262	15,970

Out of which:

Net earnings (loss) from continuing operations		(36,415)	8,449	(10,083)
Net earnings (loss) from discontinued operations		(1,013)	25,813	26,053

Basic net earnings (loss) per share		(0.70)	0.66	0.34
From continuing operations		(0.68)	0.16	(0.22)
From discontinued operations		(0.02)	0.50	0.56

Diluted net earnings (loss) per share		(0.70)	0.65	0.34
From continuing operations		(0.68)	0.16	(0.22)
From discontinued operations		(0.02)	0.49	0.56

Weighted average number of shares (note 20) under U.S. GAAP
Basic		53,182,803	52,099,290	46,139,814

Diluted		53,182,803	52,549,260	46,139,814

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes for additional information.

		Years ended December 31,
		2007	2006
		$	$

Shareholders’ equity in accordance with Canadian GAAP		88,591	178,879
In-process R&D	(a)	(14,181)	(14,348)
Other	(b)	—	39
Deferred tax effect	(d)	—	5,134

		74,410	169,704

Statement of comprehensive income

		Years ended December 31,
		2007	2006	2005
		$	$	$

Net earnings (loss) for the year under U.S. GAAP		(37,428)	34,262	15,970
Other comprehensive income (loss)

Foreign currency translation adjustments		12,607	4,654	(7,660)
Reclassification adjustment related to the sale of shares of Atrium		—	(1,643)	—
Change in fair value of investments	(f)	(29)	(274)	(139)

Change in fair value of interest rate swap, net of income taxes	(g)	—	78	(78)

Comprehensive income		(24,850)	37,077	8,093

Accumulated other comprehensive income, net of related income taxes, consists of the following:

	As at December 31,
	2007	2006
	$	$

Foreign currency translation adjustments	19,809	12,826
Unrealized gains on investments	10	39

Accumulated other comprehensive income	19,819	12,865

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The following table summarizes the shareholders’ equity activity under U.S. GAAP since December 31, 2004:

	Share Capital	Deficit	Other Capital	Accumulated Other Comprehensive Income	Shareholders’ Equity
	$	$	$	$	$

Balance as at December 31, 2004	126,991	(64,084)	5,825	17,927	86,659

Net earnings as per U.S. GAAP	—	15,970	—	—	15,970
Stock-based compensation costs	—	—	2,286	—	2,286
Variation in fair value of investments	—	—	—	(139)	(139)
Variation in fair value of interest rate swap	—	—	—	(78)	(78)
Exercise of stock options	130	—	—	—	130
Issuance of shares pursuant to a business acquisition	2,737	—	—	—	2,737
Share issue expenses	(108)	—	—	—	(108)

Foreign currency translation adjustments	—	—	—	(7,660)	(7,660)

Balance as at December 31, 2005	129,750	(48,114)	8,111	10,050	99,797

Net earnings as per U.S. GAAP	—	34,262	—	—	34,262
Stock-based compensation costs	—	—	2,120	—	2,120
Variation in fair value of investments	—	—	—	(274)	(274)
Variation in fair value of interest rate swap	—	—	—	78	78
Exercise of stock options	110	—	(29)	—	81
Conversion of convertible term loans	30,403	—	—	—	30,403
Issuance of shares pursuant to:
a contingent consideration paid upon business acquisition	163	—	—	—	163
acquisition of a patent from a senior officer	175	—	—	—	175
Share issue expenses	(112)	—	—	—	(112)

Foreign currency translation adjustments	—	—	—	3,011	3,011

Balance as at December 31, 2006	160,489	(13,852)	10,202	12,865	169,704

Net loss as per U.S. GAAP	—	(37,428)	—	—	(37,428)
Stock-based compensation costs	—	—	1,984	—	1,984
Variation in fair value of investments	—	—	—	(29)	(29)
Distribution of Atrium (note 4)	(137,959)	—	71,122	(5,624)	(72,461)
Issuance of shares pursuant to stock option plan	33				33
Exercise of Stock Options	26	—	(26)	—	—

Foreign currency translation adjustments	—	—	—	12,607	12,607

Balance as at December 31, 2007	22,589	(51,280)	83,282	19,819	74,410

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Balance Sheets

The following table summarizes the significant differences between the balance sheet items under Canadian GAAP as compared to U.S. GAAP as at December 31, 2007 and 2006:

		As at December 31, 2007		As at December 31, 2006
		As reported	U.S. GAAP	As reported	U.S. GAAP
		$	$	$	$

Intangible assets	(a)	36,945	22,764	39,106	24,758
Future income tax liabilities	(a)	—	—	10,963	5,829

Statements of cash flows

For the years ended December 31, 2007, 2006 and 2005, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

(a)               Research and development costs

Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life. Balance includes intangible assets held for sale, and assets and liabilities from discontinued operations.

(b)              Other

Other adjustments required when considering the significant differences between Canadian and U.S. GAAP include individually minor amounts related to the following items:

•                      financing costs arising from the convertible notes (see (c) below) allocated to other capital under Canadian GAAP that are amortized in earnings under U.S. GAAP;

•                      organization costs deferred and amortized under Canadian GAAP that are expensed as incurred under U.S. GAAP.

(c)              Convertible term loans

Under Canadian GAAP, proceeds from the issuance of convertible term loans are allocated among long-term convertible term loans and shareholders’ equity, resulting in a debt discount that is amortized to expense over the term of the loans. The financing costs related to those loans have been allocated on a pro-rata basis between deferred charges and other capital. Under U.S. GAAP, those costs are all included in deferred charges and amortized over the term of the loans, and convertible term loans are totally considered as long-term debt. Furthermore, under U.S. GAAP, the entire incremental consideration to induce conversion is recorded in earnings.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

(d)              Deferred taxes

This adjustment reflects differences related to the accounting for valuation allowance for U.S. GAAP purposes that arise from timing differences.

(e)              Cumulative translation adjustment related to the sale of Echelon

Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment has  to be recognized in income when there has been a reduction of a net investment in a foreign operation. Under U.S. GAAP, a gain or loss should only be recognized in income in the case of a substantial or complete liquidation of a net investment in a foreign operation being the substantial or complete liquidation of the Company.

(f)                Investments

Investments, which are classified as available-for-sale securities, include the Company’s investment in discount notes, commercial paper and bonds for which the Company does not have the positive intent or ability to hold to maturity and an investment in shares of a publicly traded company. Under U.S. GAAP, available-for-sale securities are carried at fair value with unrealized gains and losses net of the related tax effects as part of other comprehensive income.

Under Canadian GAAP, these investments were valued at the lower of amortized cost and market value before January 1, 2007. Since this date, there is no difference in accounting under Canadian and U.S. GAAP.

(g)             Interest rate swap

Under Canadian GAAP, prior to 2007, the Company accounted for Atrium’s interest rate swap using the accrual method. U.S. GAAP requires all derivative instruments to be recognized at fair value on the consolidated balance sheet. Under U.S. GAAP, this swap has been designated as a cash flow hedge. Accordingly, the changes in fair value are recorded in other comprehensive income until the related interest expense is recorded in income.

(h)             Recently adopted and pending accounting pronouncements

FASB Statement No. 123R – Share-Based Payment (SFAS 123R)

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123R which replaces FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, and eliminates the ability to account for share-based payment transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R covers the accounting requirements for a wide range of share-based compensation arrangements. SFAS 123R requires that compensation cost for employee stock-based compensation be measured based on the grant-date fair value and recognized in the financial statements over the vesting period (fair value method).

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The Company adopted SFAS 123R on January 1, 2006 using the modified prospective application method of transition and its adoption had no significant impact on its consolidated financial statements. On January 1, 2003, the Company had already adopted the prospective application method of transition of SFAS 123, which required that all new awards granted to employees on or after January 1, 2003 be accounted for at fair value. The fair value of awards granted was estimated using the Black-Scholes option pricing model.

FASB Statement No. 158 – Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158)

In September 2006, the FASB issued SFAS 158. This statement amends SFAS 87, “Employers’ Accounting for Pensions”, and SFAS 106, “Employers’ Accounting for Post-Retirement Benefits Other than Pensions”, to require recognition of the over funded or under funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in OCI, net of tax effects, until they are amortized as a component of net periodic cost.

SFAS 158 is effective for the fiscal year ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company adopted this standard on December 31, 2006 and its adoption had no impact on its consolidated financial statements.

FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (FIN 48)

In June 2006, the FASB issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company adopted this interpretation on January 1, 2007 and this adoption had no impact on the Company’s consolidated financial statements. Upon the adoption of FIN 48, the Company elected to classify interest and penalties in interest expense.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

FASB Statement No. 157 – Fair Value Measurements (SFAS 157)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt this statement on January 1, 2008, and has not yet assessed the impact its adoption will have on its consolidated financial statements.

FASB Statement No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (SFAS 159)

On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The Company will adopt this statement on January 1, 2008 and has not yet determined if it will elect to use the fair value option.

EITF Issue No. 07-3 – Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities (EITF 07-3)

In June 2007, EITF 07-3 provides clarification surrounding the accounting for nonrefundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. EITF 07-3 is effective for interim and annual reporting periods beginning after December 15, 2007. The Company will adopt the provisions of EITF 07-3 on January 1, 2008. The Company is currently assessing the impact of EITF 07-3 on its results of operations and financial condition.

EITF Issue No. 07-1 - Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property (EITF)

The Emerging Issues Task Force has adopted the accounting for arrangements under which companies participate in the development and commercialization of intellectual property into commercially viable products. The ETIF defines a collaborative arrangement is a contractual arrangement that involves a joint operating activity. These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A company may receive revenues and incur costs under such arrangements as well as make or received payments from the other participant in the arrangement. The EITF concluded revenues earned and costs incurred by a company should be presented gross or net depending on whether the company is the principal in the arrangement. The EITF has approved this pronouncement in December 2007 and it will

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

become effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact on the presentation of revenues and costs within the Company’s financial statements.

(i)                 Other disclosures

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of costs in the statements of operations. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $1,862,000 in 2007, $1,684,000 in 2006 and $nil in 2005. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share figures for the reporting years.

Furthermore, under U.S. GAAP, the future income tax assets related to the unrecognized tax credits totalled $7,004,000 in 2007 and $5,683,000 in 2006. However, a valuation allowance corresponding to the same amounts has been accounted for in 2007 and 2006.

Long-lived assets

Under U.S. GAAP, long-lived assets by geographic region only consist of property, plant and equipment which are detailed as follows:

	2007	2006
	$	$

Canada	7,631	8,798
Germany	6,436	4,203
United States	838	—

	14,905	13,001

Available-for-sale securities

The Company uses the specific identification method in order to reclassify the gains or losses realized out of accumulated other comprehensive income into the statement of earnings.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The gross realized gains and gross realized losses included in the statement of earnings, the unrealized holding gain or loss on available-for-sale securities as well as the amount of gains and losses reclassified out of accumulated other comprehensive income into the statement of earnings are as follows:

	2007	2006	2005
	$	$	$

Gross realized gains	—	410	17
Gross realized losses	67	21	—
Unrealized gains	—	126	197
Unrealized losses	42	67	67
Gains reclassified	53	390	269
Losses reclassified	30	78	—

Available-for-sale securities maturity dates:

$

Within one year	31,115
One to five years	—
31,115

As at December 31, 2007, available-for-sale securities are composed of:

$

Government debt securities	5,778
Municipal debt securities	5,130
Corporate debt securities	20,207
31,115

Research and collaboration agreements

As part of our strategy to enhance our development capabilities and to fund, in part, our capital requirements, we have entered into collaboration agreements with several pharmaceutical companies, which we refer to as “our partners”. Pursuant to our collaboration, the Company received upfront payments, license fees, milestone payments and has the potential to receive royalty payments in the future. Upfront payments are typically non-refundable payments received upon the signature of an agreement and are amortized over the estimated research and development (“R&D”) period. License fees are typically contractually obligated payments to fund R&D over the term of collaboration and include milestone payments, as well as R&D contract services. Milestone payments are contingent payments made only upon achievement of specified milestones, such as selection of candidates for drug development, the commencement or termination of clinical trials or receipt of regulatory approvals and achievement of a certain level of sales. If drugs are successfully developed and commercialized as a result of our collaboration agreements, we will receive royalty payments based upon net sales of those drugs developed under the collaboration. Finally, R&D contract services fees are research and development activities performed by the Company on behalf of our partners and for which the Company has the right to receive compensation.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Ardana Bioscience

In 2002, the Company entered into a license and collaboration agreement with Ardana Bioscience Ltd., a subsidiary of Ardana plc (“Ardana”). Ardana was granted an exclusive worldwide license to develop and commercialize the growth hormone secretagogue (“EP-1572”). Ardana undertakes, at its own cost, all activities necessary to obtain regulatory and marketing approvals for the substance. In return, the Company received €1.75 million (approximately $1.7 million) as upfront payment upon signing of the agreement. The Company is also eligible to receive payments of up to an aggregate of €7 million (approximately $9.2 million) upon Ardana’s successful achievement of clinical development and regulatory milestones, in addition to low double-digit royalties on future net worldwide net sales of EP-1572.

Revenues recognized under the agreement for the years ended December 31, 2007, 2006 and 2005 were $3.0 million, $1.5 million and $1.8 million, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were $nil, $nil and $nil, respectively.

In 2002, the Company granted an exclusive license to Ardana to develop and commercialize teverelix, a luteinizing hormone-releasing hormone (“LHRH”) antagonist, for all therapeutic uses worldwide with the exception of Japan, Korea and Taiwan. On April 2, 2004, Ardana acquired full worldwide rights and was assigned the intellectual property rights relating to teverelix and the underlying microcrystalline suspension technology for the use of teverelix and any other potential LHRH antagonists. The Company received €3.25 million (approximately $3.2 million) in 2002 and €5 million (approximately $6.1 million) in 2004 as upfront payments upon signature of the agreement in 2002 and upon the assignment of the substance in 2004 respectively. The agreement also provides, among other things, €7 million (approximately $9.2 million) of guaranteed payments until December 2006, €15 million (approximately $19.8 million) upon successful achievement of a certain level of sales and low single-digit royalties on future worldwide net sales.

Revenues recognized under the agreement for the years ended December 31, 2007, 2006 and 2005 were $3.5 million, $3.6 million and $5.1 million, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were less than $0.1 million, $0.3 million and $0.6 million, respectively.

Keryx Biopharmaceuticals

Following the acquisition of AOI Pharma, Inc. in January 2004 by Keryx Biopharmaceuticals, Inc. (“Keryx”), Keryx has taken over the license and collaboration agreement signed with AOI Pharma, Inc. in September 2002. Upon signature of this agreement in 2002, the Company received $0.5 million as upfront payment. Keryx undertakes, at its own cost, all clinical activities necessary to obtain regulatory and marketing approvals of perifosine, a signal transduction inhibitor, for all uses in the United States, Canada and Mexico. The agreement provides, among other things, availability of data generated by both parties free of charge. The Company is also eligible to receive payments of up to an aggregate of $18.3 million upon Keryx’s successful achievement of clinical development and regulatory milestones, in addition to

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

scale-up royalties (from high single to low double-digit) on future net sales in the United States, Canada and Mexico.

Revenues recognized under the agreement for the years ended December 31, 2007, 2006 and 2005 were $1.7 million, $0.7 million and $0.9 million, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were $0.9 million, $0.9 million and $0.9 million, respectively.

Nippon Kayaku

In 2006, we entered into a licensing and collaboration agreement with Nippon Kayaku Co. Ltd. (“Nippon Kayaku”). Under the terms of the agreement, we granted Nippon Kayaku an exclusive license to develop and market ozarelix, a LHRH antagonist, for all potential oncological indications in Japan. In return, the Company received €1.5 million (approximately $1.9 million) as upfront payment upon signature. The agreement provides, among other things, availability of data generated by both parties free of charge. The Company is eligible to receive payments of up to an aggregate of €18 million (approximately $23.8 million) upon Nippon Kayaku’s successful achievement of clinical development, regulatory milestones and a certain level of sales, in addition to low double-digit royalties on potential net sales. Furthermore, as indicated below regarding the Spectrum Pharmaceuticals, Inc. (“Spectrum”) R&D agreement, Spectrum is entitled to receive fifty percent of any upfront, milestone payments and royalties received from any research and collaboration agreement signed by the Company for the development and commercialization of ozarelix in Japan.

Revenues recognized under the agreement for the years ended December 31, 2007 and 2006 were $0.5 million and $0.2 million, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007and 2006 were $0.1 million and $0.1 million, respectively.

Shionogi

In 1995, the Company entered into a research and collaboration agreement with Shionogi and Co. (“Shionogi”). The Company granted Shionogi a license to develop, use, commercialize and manufacture cetrorelix, our LHRH antagonist, in Japan and for all human indications. Under the agreement, Shionogi is responsible, at its own cost, for all activities necessary to obtain regulatory and marketing approvals for cetrorelix. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received €1.3 million (approximately $1.4 million) as upfront payment and was eligible to receive milestone payments of up to an aggregate of €5.4 million (approximately $7.1 million) upon Shionogi’s successful achievement of clinical development and regulatory milestones. To date, the Company received €4.4 million (approximately $5.8 million) of these milestone payments. Since the development of cetrorelix is completed in the in vitro fertilization (“IVF”), Control Ovarian Stimulation (“COS”) and Assisted Reproductive Technology (“ART”) in Japan, the Company does not expect to receive further development milestone payments.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

In addition, upon commercialization of cetrorelix in benign prostatic hyperplasia (“BPH”), the Company will be entitled to a manufacturing margin.

Revenues recognized under the agreement for the years ended December 31, 2007, 2006 and 2005 were $nil, $3.8 million and $nil, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were $nil, $1 million and $0.3 million, respectively.

Solvay Pharmaceuticals

In 2002, the Company entered into a research and collaboration agreement with Solvay Pharmaceuticals Bv, a subsidiary of Solvay SA (“Solvay”). The Company granted Solvay an exclusive license to develop, use, commercialize and manufacture cetrorelix worldwide (ex-Japan) and for all indications excluding IVF/COS/ART.  Under the agreement, Solvay was responsible, at its own cost, for all activities necessary to obtain regulatory and marketing approvals for cetrorelix in different indications including, uterine myoma, endometriosis and BPH. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received €6 million (approximately $6.2 million) as upfront payment and was eligible to receive milestone payments of up to an aggregate of €18 million (approximately $23.8 million) upon Solvay’s successful achievement of clinical development and regulatory milestones, in addition to low double-digit royalties on future worldwide (ex-Japan) net sales of cetrorelix.

In December, 2005, Æterna Zentaris and Solvay amended the agreement whereas the Company regained exclusive worldwide (ex-Japan) rights for cetrorelix for the BPH indication solely, without any financial compensation payable to Solvay. In May 2007, the parties entered into a termination agreement whereby the Company regained exclusive worldwide (ex-Japan) rights for cetrorelix in all indications, including endometriosis and uterine myoma, without any financial compensation payable to Solvay.

Revenues recognized under the agreement for the years ended December 31, 2007, 2006 and 2005 were $2.0 million, $1.2 million and $4.5 million, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were $1.9 million, $0.6 million and $0.6 million, respectively.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Spectrum Pharmaceuticals

In 2004, the Company entered into a licensing and collaboration agreement with Spectrum Pharmaceuticals, Inc. (“Spectrum”) for ozarelix, a LHRH antagonist. Under the terms of the agreement, the Company granted Spectrum an exclusive license to develop and commercialize ozarelix for all potential indications in North America (including Canada and Mexico) as well as India. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received €2 million as upfront payment (approximately $2.4 million) of which an amount of €1 million was paid cash and the balance paid through the issuance of shares of the capital of Spectrum. The Company is eligible to receive payments of up to an aggregate of €18.5 million (approximately $24.4 million) upon Spectrum’s successful achievement of clinical development and regulatory milestones, in addition to royalties (scale-up royalties from high single to low double-digit) on potential net sales. In consideration of the amounts paid by Spectrum under this agreement, Spectrum is entitled to receive fifty percent of any upfront, milestone payments and royalties received from any research and collaboration agreement signed by the Company for the development and commercialization of ozarelix in Japan.

Revenues recognized under the agreement for the years ended December 31, 2007, 2006 and 2005 were $1.9 million, $2.9 million and $2.6 million, respectively.

Corresponding R&D costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were $0.6 million, $1.7 million and $2.6 million, respectively.

Tulane University

In 2002, the Company signed license agreements with the Tulane Educational Fund (“Tulane”) with regard to various substances, including cetrorelix. Under the agreements, we obtained exclusive worldwide licenses to use Tulane’s patents to develop, manufacture, market and distribute these substances.

The agreement provides the payment by the Company of single-digit royalties on future worldwide net sales for all indications, except BPH, where it provides the payment of low single-digit royalties. Tulane is entitled to receive a low double-digit royalty on any lump sum, periodic or other cash payments received by the Company from sub-licensees.

Costs incurred under the agreement for the years ended December 31, 2007, 2006 and 2005 were $0.1million, $0.3 million and $0.4 million, respectively.

25               Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

DIRECTORS

Marcel Aubut, O.C., O.Q., Q.C.

Quebec, Canada

Managing Partner

Heenan Blaikie Aubut (law firm)

Martha Byorum, MBA (1)

New York, USA

Senior Managing Director

Stephens Cori Capital Advisors (a division of Stephens Inc.)

José P. Dorais

Quebec, Canada

Partner

Miller Thomson Pouliot LLP (law firm)

Jürgen Engel, Ph.D.

Frankfurt, Germany

Executive Vice President and Chief Scientific Officer

Æterna Zentaris Inc.

Juergen Ernst, MBA (2)

Brussels, Belgium

Chairman of the Board

Æterna Zentaris Inc.

Corporate Director

Former General Manager

Pharmaceutical Sector of Solvay S.A. (International

Chemical and Pharmaceutical Group)

Pierre Laurin, Ph.D., O.C. (2)

Quebec, Canada

Executive in Residence

HEC Montreal

Gérard Limoges, CM, FCA (1)

Quebec, Canada

Corporate Director

Pierre MacDonald, MSc. Comm. (1) (2)

Quebec, Canada

Chairman of the Board

Eurocopter Canada Ltd.

Gerald J. Martin

California, USA

Corporate Director

David J. Mazzo, Ph.D.

New Jersey, USA

President and Chief Executive Officer

Æterna Zentaris Inc.

(1)     Member of the Audit Committee

(2)       Member of the Corporate Governance, Nominating and Human Resources Committee

SENIOR OFFICERS

Paul Blake, M.D.

New Jersey, USA

Senior Vice President and Chief Medical Officer

Jürgen Engel, Ph.D.

Frankfurt, Germany

Executive Vice President and Chief Scientific Officer

David J. Mazzo, Ph.D.

New Jersey, USA

President and Chief Executive Officer

Ellen McDonald, M.B.A.

New Jersey, USA

Senior Vice President, Business Operations and Chief Business Officer

Mario Paradis, CA

Quebec, Canada

Senior Vice President, Administrative & Legal Affairs and Corporate Secretary

Nicholas J. Pelliccione, Ph.D.

New Jersey, USA

Senior Vice President, Regulatory Affairs and Quality Assurance

Dennis Turpin, CA

New Jersey, USA

Senior Vice President and Chief Financial Officer

CORPORATE INFORMATION

Head Office

US Office

Æterna Zentaris Inc.
1405 Parc-Technologique Blvd.	20 Independence Blvd., 4th floor
Quebec, Quebec G1P 4P5	Warren, NJ 07059
CANADA	U.S.A.

Phone: (418) 652-8525	Phone: (908) 626-5500
Fax: (418) 652-0881	Fax: (908) 626-5426
Internet: www.aezsinc.com

Ticker symbols

AEZ – The Toronto Stock Exchange (TSX)

AEZS – NASDAQ National Market

Transfer Agent and Registrar

Computershare Trust Company of Canada

1500 University Street, 7th Floor

Montreal, Quebec  H3A 3S8

CANADA

Auditors

PricewaterhouseCoopers LLP

Place de la Cité, Tour Cominar

2640 Laurier Blvd., Suite 1700

Quebec, Quebec  G1V 5C2

CANADA

Corporate Solicitors

Ogilvy Renault

1981 McGill College, Suite 1100

Montreal, Quebec  H3A 3C1

CANADA

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY  10036

USA

Annual Meeting

May 7, 2008, 10:30 a.m.

Hyatt Regency Montreal Hotel

1255 Jeanne-Mance Street

Montreal, Quebec  H5B 1E5

CANADA